As filed with the Securities and Exchange Commission on April 30, 2026

Securities Act File No. 333-228347
Investment Company Act File No. 811-23389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Check appropriate box or boxes

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]	Pre-Effective Amendment No.

[X]	Post-Effective Amendment No. 7.

and/or

[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]	Amendment No. 11.

ELLINGTON INCOME OPPORTUNITIES FUND
(Exact Name of Registrant as Specified in Charter)

8500 Normandale Lake Blvd., Suite 1900

Minneapolis, Minnesota 55437

(Address of Principal Executive Offices)

(855) 897-5390
(Registrant’s Telephone Number, including Area Code)

Copy of information to:
Philip B. Sineneng, Esq.

Thompson Hine LLP
41 South High Street, Suite 1700

Columbus, Ohio 43215-6101
(614) 469-3217

April 30, 2026

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[ ]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	immediately upon filing pursuant to paragraph (b)

[X]	on April 30, 2026 pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)

[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

ELLINGTON INCOME OPPORTUNITIES FUND

Class A Shares (EIOAX), Class C Shares (EIOCX),

Class I Shares (EIOMX)

of Beneficial Interest

April 30, 2026

Ellington Income Opportunities Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund will offer to repurchase its outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy. While the repurchase amount for each offer is currently intended to be 10% of outstanding shares, in no case will such amount be less than 5%. The repurchase offers are expected to be made in March, June, September, and December of each year. The Fund expects that the maximum time between a repurchase request deadline and the next date on which the Fund expects to commence the next quarterly repurchase offer is approximately 90 days. Repurchase requests must be submitted by the deadline included in the Shareholder Notification as that term is defined in the “Quarterly Repurchases of Shares” section of this prospectus (the “Prospectus”). For more information on the Fund’s repurchase policies and risks, please see the “Repurchase Policy Risk” on pages 9 and 29 and “Quarterly Repurchases of Shares” on page 37 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated April 30, 2026 has been filed with the Securities and Exchange Commission (“SEC”). The table of contents of the SAI appears at Appendix A on page A-1 of this Prospectus. The SAI is available upon request and without charge by writing the Fund at c/o U.S. Bancorp Global Fund Services, LLC at 777 East Wisconsin Avenue, Milwaukee, WI 53202. You may also request a free copy of the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-862-6092 or by visiting the Fund’s website at www.ellingtonincomefund.com. The SAI, which is incorporated by reference into (legally made a part of) this Prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Prospective investors should not construe the contents of this Prospectus or the SAI as legal, tax, or financial advice. Each prospective investor should consult his or her own professional advisers as to the legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund for such investor.

Investment Objective. The Fund’s investment objective is to seek total return, including capital gains and current income.

Securities Offered. The Fund engages in a continuous offering of three classes of shares of beneficial interest of the Fund: Class A, Class C, and Class I shares. The Fund has registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933 (the “Securities Act”) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, on a continuous basis, through its principal underwriter, Foreside Fund Services, LLC (the “Distributor”), under the terms of this Prospectus, $250,000,000 in shares of beneficial interest, at the net asset value (“NAV”) per share of the relevant share class, plus any applicable sales load. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use commercially reasonable efforts to sell the shares. See “Plan of Distribution.” Any sales load will be deducted from the proceeds paid to the Fund. Class A shares are subject to a maximum sales load of 5.75% of the amount invested for Class A shares, and are not subject to any early withdrawal charges. Class C and Class I shares are not subject to a sales load or early withdrawal charges. The minimum initial investment by a shareholder for any of Class A, Class C and Class I shares is $2,500, and subsequent investments must be at least $100 for either Class A or Class C shares and $1,000 for Class I shares, unless waived in the discretion of the Fund or the Adviser (defined below).

Investing in the Fund’s shares involves risks, including the following:

●	Shares of the Fund will not be listed on any securities exchange, which makes them inherently illiquid.

●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.

●	The shares of the Fund are not redeemable.

●	Although the Fund currently intends to offer to repurchase 10% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund is not required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	While the repurchase amount for each offer is currently anticipated to be 10% of outstanding shares, the Fund is not required to, and in the future the Fund may not, extend repurchase offers in excess of 5% of outstanding shares.

●	Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●	If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. An investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund’s repurchase policy.

See “Risk Factors” beginning on page 19 of this Prospectus.

Investment Adviser

Princeton Fund Advisors, LLC

Investment Sub-Adviser

Ellington Global Asset Management, LLC

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus (the “Prospectus”) and in the statement of additional information (“SAI”), particularly the information set forth under the heading “Risk Factors.”

The Fund

Ellington Income Opportunities Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that offers to make quarterly repurchases of each class of shares at the NAV of that class of shares. See “Quarterly Repurchases of Shares.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares are not listed on a stock exchange and are subject to restrictions on transfer. Instead, the Fund intends to make quarterly repurchase offers to shareholders by offering to repurchase 10% of the shares outstanding at NAV, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers three different classes of shares: Class A, Class C, and Class I shares. Class C shares not operational. Prior to June 3, 2024, the Fund’s Class I shares were designated as “Class M” shares. The Fund has received exemptive relief from the SEC to issue multiple classes of shares, to be issued now or in the future, which may include asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Investment Objective and Policies

Investment Objective. The Fund’s investment objective is to seek total return, including capital gains and current income.

Investment Policies. The Fund employs an opportunistic strategy to pursue value and current income across various types of mortgage-related, consumer-related, and corporate-related debt and other financial assets, including through investments primarily in securities and loans. The Fund pursues its investment objective by investing primarily in (1) residential mortgage-backed securities (“RMBS”), (2) commercial mortgage-backed securities (“CMBS”), commercial mortgage loans and other commercial real estate (“CRE”) debt, (3) the debt and equity tranches of collateralized loan obligations (“CLOs”), including corporate and CRE CLOs, (4) corporate debt and equity securities and derivatives, including high yield (“junk”) bonds, syndicated loans, credit-default swaps (“CDS”), tranches of CDS and enhanced equipment trust certificates (“EETCs”), (5) consumer loans and asset-backed securities (“ABS”) backed by student loans, consumer loans, auto loans, single family rental cash flows, commercial receivables, aircraft and aircraft equipment loans, and other collateral and (6) equities of real estate investment trusts (“REITs”) in the U.S. and other developed markets, loan originators, loan servicers, and other mortgage and housing industry related firms. The Fund may also invest in other asset classes and employ hedging strategies as described further below. The Fund invests in securities of issuers without restriction as to market capitalization, credit quality, structure or maturity. The majority of the Fund’s investments is in investments that are not publicly traded, or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time, the majority of the Fund’s investments are illiquid. The RMBS in which the Fund invests may be backed by loans for which the principal and interest payments are not guaranteed, or are not fully guaranteed, by a U.S. government agency or a U.S. government-sponsored entity. Such RMBS are referred to herein as credit-sensitive RMBS.

The Fund may employ leverage, including borrowing from banks in an amount of up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowings). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Sub-Adviser (as defined below), investment considerations warrant such action.

Investment Strategy and Criteria Used in Selecting Investments

Ellington Global Asset Management, LLC (the “Sub-Adviser”) serves as the Fund’s investment sub-adviser. The Sub-Adviser (together with its affiliated investment management entities, “Ellington”) is known for its proprietary credit research and analytics, as well as its disciplined and analytical approach to fixed income investing. Ellington has portfolio management teams covering each of the Fund’s targeted asset classes, as well as infrastructure supporting those resources. In managing the Fund’s assets, the Sub-Adviser expects to draw on Ellington’s analytical investment processes, financial and capital structuring skills, investment surveillance databases, and operational expertise. In addition, Ellington’s broad-based deal flow and extensive relationships in the financial community provide access to a wide variety of asset acquisition and disposition opportunities, as well as up-to-date market information to assist in making asset management decisions. In addition to helping the Fund identify attractive sectors and assets within those sectors, the Sub-Adviser’s investment processes also inform the Fund’s hedging, financing, and liquidity management strategies.

The Sub-Adviser’s investment selection process includes:

●	Creating models and trading systems to support specific sectors and strategies;

●	Sourcing opportunities (for purchase or sale) in over-the-counter markets, and utilizing an extensive network of dealer relationships (including with a wide range of regional dealers);

●	Identifying in real time specific purchase and sale price targets using the Sub-Adviser’s models and deep sector-specific expertise;

●	Analyzing model output to continue to refine the Sub-Adviser’s models; and

●	Utilizing additional reviews by senior portfolio management or other oversight bodies to the extent required based on size or risk of the trade.

See “Investment Objectives, Policies and Strategies” for further information on the Fund’s investment strategies and portfolio composition. The Fund’s investment objective, non-fundamental policies and strategies, including its targeted asset classes, may be changed from time to time without a vote of the Fund’s shareholders.

Summary of Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the risks that you assume when you invest in the Fund’s shares. The following is only a summary of certain of these risks; see “Risk Factors” for further information on the Fund’s principal investment risks. There can be no assurance that the order of risks below should be taken as an indication of the potential magnitude or probability of the possible consequences of the risks summarized below.

Credit Risk. Issuers of debt securities held by the Fund may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality (and/or credit rating) of a debt securities held by the Fund may decline if the applicable issuer’s financial condition changes, which may lead to a decline in the market price of such investment.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire amount invested. Global, national, regional and local reaction to any market events, natural disasters or a pandemic could impact the health of the economy, and the Fund, temporarily or for an extended period. An investment in the Fund’s shares represents an indirect investment in the investments owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. In addition, the Fund is subject to the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, international conflicts, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, tariffs and trade wars, climate-change and climate-related events, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value. Such events could have severe negative impacts on markets worldwide. It is not known how long such impacts would last, but there could be a prolonged period of global economic slowdown, which may negatively impact the performance of the Fund’s investments or decrease the liquidity of those investments. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Interest Rate Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities.

Subordinated and Lower-Rated Securities Risk. Certain securities that the Fund acquires are deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. Accordingly, the subordinated and lower-rated (or unrated) securities in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect the Fund’s financial condition and results of operations.

CLO Risk. CLOs are securities backed by an underlying portfolio of loans, typically syndicated loans or other loans to corporate borrowers. CLOs issue classes or “tranches” that vary in seniority, risk, and yield. CLOs may experience substantial credit losses and/or substantial declines in market value as result of actual collateral defaults (which may deteriorate the credit support supplied by the more subordinated tranches of the CLO), anticipated collateral defaults, or investor aversion to CLO securities as a class. The risks of investing in a CLO tranche generally reflect the credit and other risks of the assets underlying the CLO, as well as the seniority of the tranche within the CLO structure. CLOs also carry other risks including, but not limited to, interest rate risk and prepayment risk. CLO equity tranches are unrated, and CLO equity investors receive no principal payments, if any, until all CLO debt tranches are paid.

Credit Sensitive RMBS Risk. RMBS are materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets and the economy generally. Concerns about the residential mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have in the past contributed, and could in the future contribute, to increased volatility and diminished expectations for the economy and financial markets. The Fund’s portfolio may include credit sensitive RMBS. The principal and interest on credit sensitive RMBS, unlike those on agency RMBS, are not guaranteed by government- sponsored entities. Therefore, credit sensitive RMBS are subject to many of the risks of the respective underlying mortgage loans such as the creditworthiness and solvency of the underlying borrowers. Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. Certain RMBS that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market’s perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies.

Residential Mortgage Loan Risk. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses.

Consumer and Auto Loan Risk. The Fund may invest in consumer loans (or ABS backed by consumer loans), including debt consolidation loans, home improvement loans, personal loans, residential real estate investments, credit cards, and automobile loans. The performance of such investments is affected by, among other things, general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks and default risks. Unsecured consumer loans are not secured by any collateral of the borrowers. The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay. Other consumer loans, like automobile loans, may be secured by collateral, but the value of that collateral is not guaranteed. Automobile loans are not typically insured or guaranteed by any other person or entity. Increases in unemployment, decreases in home values or the values of other consumer assets or lack of availability of credit may lead to increased default rates and may also be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession or otherwise may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. The occurrence of any of any of the foregoing risks could, among other things, adversely affect the consumer loans (or the ABS backed by consumer loans) in which the Fund may invest.

ABS and Mortgage-Backed Securities (“MBS”) Risk. When the Fund invests in ABS and MBS, the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities. Prepayment risk is associated with MBS and ABS. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Fund to lose money. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Sub-Adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.

Certain MBS may be secured by pools of mortgages on single-family, multi-family properties, as well as commercial properties. Similarly, ABS may be secured by pools of loans, such as student loans, automobile loans, aircraft and aircraft equipment loans and credit card receivables. The credit risk on such securities is affected by homeowners or borrowers defaulting on their loans. Certain ABS and MBS that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments.

CMBS and Other CRE Debt Risk. Investing in CRE debt entails various risks: credit risk, liquidity risk, interest rate risk, market risk, operations risk, structural risks, geographical concentration risk and legal risk. Credit risk on these assets arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations, and the risk that the servicer fails to perform. The Fund relies on loan servicers to collect principal and interest payments and engage in loss mitigation efforts. To the extent a loan servicer fails to perform these tasks, the Fund’s investments may be adversely affected. Operations risk refers to the risk that the income-generating properties of the property supporting the loan does not perform as expected. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity, and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Prepayment Risk and Extension Risk. Fixed income securities and loans with uncertain principal repayment schedules can be subject to prepayment risk and/or extension risk. If the Fund holds a debt instrument with a higher interest rate than the then-prevailing market interest rate for similar instruments, and such investment prepays (or is anticipated to prepay), the Fund could suffer losses. Similarly, if the Fund holds a debt instrument with a lower interest rate than the then- prevailing market interest rate for similar instruments, and the expected life of such investment extends (or is anticipated to extend), the Fund could suffer losses.

Syndicated Loan Risk. The Fund may invest in syndicated loans, which are typically loans to corporate entities originated by one or more lenders, and then traded in the secondary market. The primary risk of a syndicated loan is the creditworthiness of the corporate borrower.

Derivatives Risk. The Fund may enter into swaps and other derivative instruments, such as credit derivatives. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk, and operational risk. In addition, the Fund may, in the future, invest in other types of derivative instruments that are currently not available in the marketplace, or otherwise not presently contemplated for use. Special risks may apply in the future that cannot be determined at this time. The regulatory and tax environment for derivative instruments in which the Fund may participate is evolving, and changes in the regulation or taxation of such financial instruments may have a material adverse effect on the Fund.

High Yield Risk. Lower-quality debt securities, known as “high yield” or “junk” bonds, are inherently speculative and present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Additionally, high yield issuers may seek bankruptcy protection which will delay resolution of bond holder claims and may eliminate or materially reduce liquidity. The Sub-Adviser’s assessment of an issuer’s credit quality may prove to be incorrect and the Fund could suffer losses.

Equity Risk. Corporate equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. Investments held by the Fund in companies with small market capitalizations are subject to unique risks. The earnings and prospects of small sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

REIT Risk. The value of the Fund’s investments in REITs may change in response to changes in the real estate market such as declines in the value of real estate, lack of available capital or financing opportunities, and increases in property taxes or operating costs. While an investment in a REIT provides the Fund with indirect exposure to the assets of the REIT, it also exposes the Fund to the fees and expenses of the individual REITs in which the Fund invests.

Aircraft and Aviation Industry Risk. The Fund may invest in EETCs, ABS and certain other securities collateralized or otherwise backed by aircraft or aircraft equipment. Investments in securitizations and other financial instruments backed by aircraft and aircraft equipment are subject to a number or risks relating to the aviation industry including reduced leasing of aircraft and related equipment by commercial airlines and the commercial aviation industry generally, reduction in demand for any one aircraft or type of aircraft, the maintenance and operating history of the specific aircraft or components that back such securities, maintenance or performance issues with the model and type of aircraft that back such securities, and regulatory risk relating to the aviation industry. Adverse developments with respect to any of the foregoing may adversely affect the value of securities collateralized or otherwise backed by aircraft or aircraft equipment. In addition, the bankruptcy of the lessors or lessees of the aircraft or aircraft equipment that back such securities may complicate financial recoveries in connection with such securities and therefore have a negative impact on their value. Market events such as economic declines and recessions, geopolitical conflicts and the occurrence or threat of pandemics, terrorism or war may also have an adverse effect on the aviation industry generally and securities related to the same, especially when such market events cause declines in travel, increases in costs or future uncertainty for airlines, aircraft or the commercial aviation industry generally. For example, as a result of the COVID-19 pandemic, air travel substantially declined, and many airlines became dependent, at least in part, on government aid. There can be no assurance that future events will not have a negative impact on the aviation industry or securities collateralized or otherwise backed by aircraft or aircraft equipment.

Credit Risk Transfer Securities Risk. Credit risk transfer securities (“CRTs”) are designed to transfer a portion of the mortgage credit risk on a pool of insured or guaranteed mortgage loans from the insurer or guarantor of such loans to CRT investors. In a CRT transaction, interest and/or principal of the CRT is written off following certain credit events, such as delinquencies, defaults, and/or realized losses, on the underlying mortgage pool. To date, the vast majority of CRTs consist of risk sharing transactions issued by the Government Sponsored Enterprises, or GSEs, such as Fannie Mae, and Freddie Mac.

Foreign Investment Risk. Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations. The imposition of sanctions and compliance with those sanctions may impair the ability of a Fund to buy, sell, hold, or deliver securities or other assets of the sanctioned company, including those listed on U.S. or other exchanges.

Foreign Currency Risk. Investments held by the Fund and denominated in foreign currencies subject the Fund to foreign currency risk arising from fluctuations in exchange rates between such foreign currencies and the U.S. dollar. While the Sub-Adviser may attempt to hedge the Fund’s foreign currency exposure, the Fund may not always choose to hedge such exposure or may not be able to hedge such exposure.

Management Risk. The Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of particular assets or asset classes in which the Fund invests may prove to be incorrect and may not produce the desired results. The management agreement between the Fund and the Adviser, and the sub-advisory agreement between the Adviser and Sub-Adviser, are subject to annual renewal by the Board of Trustees and may be terminated by the Adviser or Sub-Adviser upon notice or the occurrence of certain events as set forth in the respective agreements. If the agreements are not renewed or terminated, the Fund may need to engage other advisers or pursue other alternatives.

Short Selling Risks. The Fund may engage in short selling for hedging and speculative purposes. When an investor engages in a short sale, it sells securities that it does not own, and typically borrows the same securities, from a securities lender, for delivery to the purchaser on the sale date. Since the investor must at some later date repay the securities lender with the same securities that it originally borrowed, the investor typically purchases the same securities in the open market at a later date, in order to be able to re-deliver such securities to the securities lender. Short selling allows the investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale may create the risk of an unlimited loss, in that the price of the underlying security might theoretically increase without limit, thus increasing the cost of purchasing the security in order to close out the securities borrowing.

Leveraging Risk. The use of leverage, such as borrowing money to purchase investments, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Valuation Risk. Unlike publicly traded common stock which trades on national exchanges, illiquid investments must be valued by the Fund using fair value procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for an investment may differ materially from the value that could be realized upon the disposition of the investment. Due to the lack of centralized information and trading, the valuation of loans and other non-exchange traded instruments carries more risk than that of publicly traded common stock.

Investment Liquidity Risk. Investment liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid investments at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices. Most of the Fund’s loan assets are illiquid. This includes, without limitation, the Fund’s investments in syndicated loans, residential mortgage loans, consumer loans, and commercial mortgage loans. Many of the Fund’s investments, including its investments in RMBS, CMBS, ABS, high yield bonds and CLOs may also be illiquid. Many of the Fund’s investments in derivative contracts, and in foreign investments, may all be illiquid. As a result, the Fund may have difficulty selling many of its investments in all of these, and other, sectors. The lack of a liquid market for the Fund’s illiquid investments could decrease the Fund’s NAV.

Issuer Risk. The value of a specific investment can perform differently from the market as a whole for reasons related to the issuer, such as, in the case of corporate issuers, management performance, financial leverage and reduced demand for the issuer’s properties and services.

Limited Liquidity of Fund Shares Risk. There currently is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers. There is no guarantee, and there is no assurance that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Distribution Policy Risk. All or a portion of a distribution from the Fund may consist of a return of capital, as opposed to representing a distribution of income generated by the Fund. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares. A shareholder’s tax basis will be adjusted even if they sell their shares at a loss.

Repurchase Policy Risk. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio investments. The sale of investments to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Qualified Dividend Income Risk. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Internal Revenue Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

See “Risk Factors” for further information on the Fund’s principal investment risks.

Management of the Fund

The services necessary for the Fund’s daily operations are provided by various service providers. See “Management of the Fund.”

Investment Adviser. Princeton Fund Advisors, LLC (the “Adviser”), located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, serves as the Fund’s investment adviser pursuant to a management agreement with the Fund with an initial two-year term and is subject to annual renewal by the Board of Trustees thereafter. The Adviser is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Adviser is a Delaware limited liability company formed in 2011 for the purpose of providing investment management services to institutional investors such as the Fund. The Adviser is entitled to receive a monthly fee at the annual rate of 1.85% of the Fund’s average daily net assets (the “Management Fee”).

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least April 30, 2027, to waive its Management Fee and to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses, and any fees and expenses incurred in connection with credit facilities, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses) to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 2.85%, 3.60%, and 2.60% per annum of the Fund’s average daily net assets attributable to Class A, Class C, and Class I shares, respectively. “Extraordinary expenses” are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of investors. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, on 60 days written notice to the Adviser. The Adviser may waive or reimburse additional fees of the Fund in its discretion.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment. See “Management of the Fund.”

Investment Sub-Adviser. Ellington Global Asset Management, LLC, located at 53 Forest Avenue, Suite 301, Old Greenwich, CT 06870, serves as the Fund’s investment sub-adviser pursuant to a sub-advisory agreement with the Adviser, which has an initial two-year term and is subject to annual renewal by the Board of Trustees thereafter. The Sub-Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Sub-Adviser is a Delaware limited liability company formed for the purpose of providing investment management services to pooled investment vehicles and institutional managed accounts, such as the Fund. The Sub-Adviser is a division of Ellington, which was formed in 1995. As compensation, the Sub-Adviser is paid 60% of the Net Advisory Fee. The “Net Advisory Fee” is the amount of the Management Fee minus (i) fees and expenses waived or reimbursed pursuant to the Expense Limitation Agreement, and (ii) any other expenses agreed in writing to be shared by the Adviser and the Sub-Adviser. The Sub-Adviser is paid by the Adviser, not the Fund.

Administrator, Accounting Agent and Transfer Agent. U.S. Bancorp Fund Services, LLC doing business as U.S. Bancorp Global Fund Services, LLC serves as the administrator, accounting agent and transfer agent of the Fund.

Custodian. U.S. Bank National Association serves as custodian (the “Custodian”) for securities and cash of the Fund’s portfolio.

Repurchases of Shares

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. Notwithstanding the foregoing, the Fund currently intends to make quarterly repurchase offers of 10% of the shares outstanding. While the repurchase amount for each offer is currently anticipated to be 10% of outstanding shares, the Fund is not required to, and in the future the Fund may not, extend repurchase offers in excess of 5% of outstanding shares. Liquidity is provided to shareholders only through the Fund’s quarterly repurchases. Following a quarterly repurchase offer, the Fund is required to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the quarterly redemption amount. See “Quarterly Repurchases of Shares.”

Distributions

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions to a shareholder in excess of the earnings and profits would first be a tax-free return of capital to the extent of such shareholder’s adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain for such shareholder (assuming the shares are held as capital assets).

U.S. Federal Income Tax Matters

The Fund intends to elect to be treated and to qualify each year for taxation as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”). In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy

Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class C	Class I
Maximum Sales Load (as a percent of offering price)	5.75%	None	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	None	None	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.85%	1.85%	1.85%
Interest Payments on Borrowed Funds	0.90%	0.90%	0.90%
Shareholder Servicing Expenses	0.25%	0.25%	None
Distribution Fee	None	0.75%	None
Other Expenses	2.60%	2.60%	2.60%
Acquired Fund Fees and Expenses	0.03%	0.03%	0.03%
Total Annual Expenses	5.63%	6.38%	5.38%
Fee Waiver and Reimbursement(1)	-2.42%	-1.69%	-1.69%
Total Annual Expenses (after fee waiver and reimbursement)	3.21%	4.69%	3.69%

(1)	The Adviser and the Fund have entered into an expense limitation and reimbursement agreement under which the Adviser has agreed, until at least April 30, 2027, to waive its Management Fee and to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expense, and any fees and expenses incurred in connection with credit facilities, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses), to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 2.85%, 3.60%, and 2.60% per annum of the Fund’s average daily net assets attributable to Class A, Class C, and Class I shares, respectively. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchasing Shares” starting on page 47 of this Prospectus. In addition to the fees and expenses described in the Fund Expenses Table, if you elect to sell your shares pursuant to a repurchase offer, and you request that the repurchase proceeds be paid by wire transfer, you will be assessed an outgoing wire transfer fee at prevailing rates charged by the Custodian, currently $25.00.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged from the levels described in the Fund Expenses Table above (and only accounts for the expense limitation and reimbursement agreement through its expiration on April 30, 2026) and shares earn a 5% annual return:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$ 88	$ 195	$ 301	$ 561
Class C Shares	$ 47	$ 173	$ 296	$ 588
Class I Shares	$ 37	$ 146	$ 254	$ 519

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. Information is shown since the commencement of the Fund’s operations on November 13, 2018. The financial data for all periods presented is derived from the Fund’s financial statements which have been audited by RSM US LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s annual report to shareholders, which is available upon request. Class C shares of the Fund are not operational.

Ellington Income Opportunities Fund

FINANCIAL HIGHLIGHTS - Class I

	For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2025	2024	2023	2022	2021
Per Share Data
Net Asset Value, beginning of fiscal period	$8.62	$8.86	$8.30	$9.56	$9.25
Activity from Investment Operations:
Net investment income/(loss)	0.94	1.10	1.06	0.64	0.43
Net realized and unrealized gain/(loss) on investments	(0.46)	(0.02)	0.34	(1.29)	0.43
Total increase from investment operations	0.48	1.08	1.40	(0.65)	0.86
Less Distributions and Dividends to Unitholders:
Net investment income	(0.82)	(1.32)	(0.84)	(0.61)	(0.55)
Net realized gain/loss	—	—	—	—	—
Total distributions and dividends to shareholders	(0.82)	(1.32)	(0.84)	(0.61)	(0.55)
Net Asset Value, end of fiscal period	$8.28	$8.62	$8.86	$8.30	$9.56
Total Investment Return (1)	5.69%	12.81%	17.57%	(6.98)%	9.40%

Supplemental Data and Ratios
Net assets, end of fiscal period (in 000s)	$37,097	$33,827	$26,812	$29,634	$44,172
Ratio of expenses to average net assets before waiver	5.35%	6.56%	7.98%	5.39%	4.70%
Ratio of expenses to average net assets after waiver (2)	3.66%	4.52%	5.29%	3.75%	2.86%
Ratio of net investment income/(loss) to average net assets before waiver	9.16%	10.21%	9.69%	5.13%	2.67%
Ratio of net investment income/(loss) to average net assets after waiver	10.85%	12.24%	12.37%	6.77%	4.51%
Portfolio turnover rate	92.50%	53.48%	17.19%	40.45%	46.81%
Senior Securities, exclusive of treasury securities (3)	3,476,000	4,656,000	8,498,000	14,225,000	10,693,000
Asset coverage ratio of senior securities (4)	1173%	830%	417%	309%	515%
Asset coverage, per $1,000 of senior securities principal amount (5)	11,728	8,304	4,174	3,093	5,145

(1)	Information presented relates to a unit outstanding for the period presented and assumes the reinvestment of dividends and capital gain distributions. Had the adviser not waived a portion of fees, total returns would have been lower.
(2)	Effective April 20, 2024, the operating expense limitation increased from 2.20% to 2.60%.
(3)	Total amount of each class of senior securities outstanding at principal value at the end of the period presented.
(4)	Asset coverage ratio for a class of senior securities representing indebtedness calculated as the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities represented indebtedness.
(5)	This asset coverage ratio is multiplied by $1,000 to determine asset coverage, per $1,000 of senior securities principal amount.

	For the Year Ended		For the Period Ended
	December 31,	December 31,	December 31,
	2020	2019	2018 (1)
Per Share Data (2)
Net Asset Value, beginning of fiscal period	$10.23	$9.97	$10.00
Activity from Investment Operations:
Net investment income/(loss)	0.50	0.54	0.05
Net realized and unrealized gain/(loss) on investments	(0.89)	0.36	(0.04)
Total increase from investment operations	(0.39)	0.90	0.01
Less Distributions and Dividends to Unitholders:
Net investment income	(0.59)	(0.54)	(0.04)
Net realized gain/loss	—	(0.10)	—
Total distributions and dividends to shareholders	(0.59)	(0.64)	(0.04)

Net Asset Value, end of fiscal period	$9.25	$10.23	$9.97
Total Investment Return (2)	(3.56)%	9.16%	0.06	%(3)
Supplemental Data and Ratios
Net assets, end of fiscal period (in 000s)	$28,733	$26,184	$11,203
Ratio of expenses to average net assets before waiver	4.51%	6.50%	10.07	%(4)
Ratio of expenses to average net assets after waiver	2.51%	2.62%	2.20	%(4)
Ratio of net investment income/(loss) to average net assets before waiver	3.39%	2.04%	-4.32	%(4)
Ratio of net investment income/(loss) to average net assets after waiver	5.39%	5.92%	3.55	%(4)
Portfolio turnover rate	34.71%	64.79%	5.18	%(3)
Senior Securities, exclusive of treasury securities	10,344,000	1,619,000	-
Asset coverage ratio of senior securities	379%	1,726%	-
Asset coverage per $1,000 of senior securities principal amount	3,791	17,262	-

(1)	Class I commenced operations on November 13, 2018. Prior to June 3, 2024, Class I shares were designated as “Class M” shares.
(2)	Information presented relates to a unit outstanding for the period presented and assumes the reinvestment of dividends and capital gain distributions. Had the adviser not waived a portion of fees, total returns would have been lower.
(3)	Not annualized
(4)	All income and expenses are annualized for periods less than one full year with the exception of organizational costs.

Ellington Income Opportunities Fund

FINANCIAL HIGHLIGHTS - Class A

	December 31, 2025	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Per Share Data (1)
Net Asset Value, beginning of fiscal period	$8.76	$8.99	$8.40	$9.68	$9.35
Activity from Investment Operations:
Net investment income/(loss)	1.00	1.08	1.02	0.55	0.41
Net realized and unrealized gain/(loss) on investments	(0.53)	(0.02)	0.35	(1.27)	0.40
Total increase from investment operations	0.47	1.06	1.37	(0.72)	0.81
Less Distributions and Dividends to Unitholders:
Net investment income	(0.81)	(1.29)	(0.78)	(0.56)	(0.48)
Net realized gain/loss	—	—	—	—	—
Total distributions and dividends to shareholders	(0.81)	(1.29)	(0.78)	(0.56)	(0.48)
Net Asset Value, end of fiscal period	$8.42	$8.76	$8.99	$8.40	$9.68

Total Investment Return (1)(2)	5.44%	12.39%	16.89%	(7.52)%	8.69%

Supplemental Data and Ratios
Net assets, end of fiscal period (in 000s)	$193	$183	$163	$139	$150
Ratio of expenses to average net assets before waiver	5.60%	6.81%	8.23%	5.37%	4.98%
Ratio of expenses to average net assets after waiver	3.18%	4.88%	5.89%	4.07%	3.54%
Ratio of net investment income/(loss) to average net assets before waiver	8.91%	9.96%	9.44%	4.62%	2.44%
Ratio of net investment income/(loss) to average net assets after waiver	11.33%	11.88%	11.78%	5.91%	3.88%
Portfolio turnover rate	92.50%	53.48%	17.19%	40.45%	46.81%
Senior Securities, exclusive of treasury securities (3)	3,476,000	4,656,000	8,498,000	14,225,000	10,693,000
Asset coverage ratio of senior securities (4)	1173%	830%	417%	309%	515%
Asset coverage, per $1,000 of senior securities principal amount (5)	11,728	8,304	4,174	3,093	5,145

(1)	Information presented relates to a unit outstanding for the period presented and assumes the reinvestment of dividends and capital gain distributions. Had the adviser not waived a portion of fees, total returns would have been lower.
(2)	The total investment return does not reflect the application of a sales load
(3)	Total amount of each class of senior securities outstanding at principal value at the end of the period presented.
(4)	Asset coverage ratio for a class of senior securities representing indebtedness calculated as the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities represented indebtedness.
(5)	This asset coverage ratio is multiplied by $1,000 to determine asset coverage, per $1,000 of senior securities principal amount.

	For the Year Ended	For the Period Ended
	December 31,	December 31,
	2020	2019 (1)
Per Share Data (2)
Net Asset Value, beginning of fiscal period	$10.33	$10.47
Activity from Investment Operations:
Net investment income/(loss)	0.45	(0.04)
Net realized and unrealized gain/(loss) on investments	(0.90)	0.05
Total increase from investment operations	(0.45)	0.01
Less Distributions and Dividends to Unitholders:
Net investment income	(0.53)	(0.05)
Net realized gain/loss	—	(0.10)
Total distributions and dividends to shareholders	(0.53)	(0.15)
Net Asset Value, end of fiscal period	$9.35	$10.33
Total Investment Return (2)(5)	(4.20)%	0.12	%(3)

Supplemental Data and Ratios
Net assets, end of fiscal period (in 000s)	$138	$144
Ratio of expenses to average net assets before waiver	4.69%	5.68	%(4)
Ratio of expenses to average net assets after waiver	3.09%	3.27	%(4)
Ratio of net investment income/(loss) to average net assets before waiver	3.09%	1.73	%(4)
Ratio of net investment income/(loss) to average net assets after waiver	4.69%	4.14	%(4)
Portfolio turnover rate	34.71%	64.79	%(3)
Senior Securities, exclusive of treasury securities	10,344,000	1,619,000
Asset coverage ratio of senior securities	379%	1,726%
Asset coverage, per $1,000 of senior securities principal amount	3,791	17,262

(1)	Class A commenced operations on December 17, 2019.
(2)	Information presented relates to a unit outstanding for the period presented and assumes the reinvestment of dividends and capital gain distributions. Had the adviser not waived a portion of fees, total returns would have been lower.
(3)	Not annualized.
(4)	All income and expenses are annualized for periods less than one full year with the exception of organizational costs.
(5)	The total investment return does not reflect the application of a sales load.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 16, 2018. The Fund’s principal office is located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, and its telephone number is 952-897-5390.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), are invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund pays its organizational and offering expenses incurred with respect to its continuous offering. Pending investment of net proceeds in accordance with the Fund’s investment objectives and policies, the Fund invests in money market or short-term, fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested proceeds in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objective is to seek total return, including capital gains and current income. The Fund’s investment objective, non-fundamental policies and strategies, including its targeted asset classes, may be changed from time to time without a vote of the Fund’s shareholders.

The Fund employs an opportunistic strategy to pursue value and current income across various types of mortgage-related, consumer-related and corporate-related debt and other financial assets, through investments primarily in securities and loans. The Fund pursues its investment objective by investing primarily in (1) RMBS; (2) CMBS, commercial mortgage loans and other CRE debt, (3) the debt and equity tranches of CLOs, including corporate and CRE CLOs, (4) corporate debt and equity securities and derivatives, including high yield (“junk”) bonds, syndicated loans, CDS, tranches of CDS and EETCs, (5) consumer loans and ABS backed by student loans, consumer loans, auto loans, single family rental cash flows, commercial receivables, aircraft and aircraft equipment loans, and other collateral and (6) equities in REITs in the U.S. and other developed markets, loan originators, loan servicers, and other mortgage and housing industry related firms. The Fund may also invest in other asset classes and employ hedging strategies as described below. The Fund invests in securities or other interests of issuers without restriction as to market capitalization, credit quality, structure or maturity. The majority of the Fund’s investments are in investments that are not publicly traded or are traded in over-the-counter markets that have less liquidity than exchange-traded securities. Consequently, at any time the majority of the Fund’s investments are illiquid. Most of the RMBS in which the Fund invests are backed by loans for which the principal and interest payments are not guaranteed, or are not fully guaranteed, by a U.S. government agency or a U.S. government-sponsored entity. Such RMBS are referred to herein as credit sensitive RMBS.

The Fund may employ leverage, including borrowing from banks, in an amount of up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowings). Leverage is primarily used to manage cash flows and increase the Fund’s ability to purchase investments to potentially take advantage of market opportunities. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness is incurred. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

Investment Strategy and Criteria Used in Selecting Investments

Selection Process

The Sub-Adviser is known for its proprietary credit research and analytics, as well as its disciplined and analytical approach to fixed income investing. Ellington has portfolio management teams covering each of the Fund’s targeted asset classes, as well as infrastructure supporting those resources. In managing the Fund’s assets, the Sub-Adviser draws on Ellington’s analytical investment processes, financial and capital structuring skills, investment surveillance databases, and operational expertise. In addition, Ellington’s broad-based deal flow and extensive relationships in the financial community should provide access to a wide variety of asset acquisition and disposition opportunities, as well as up-to-date market information to assist in making asset management decisions. In addition to helping the Fund identify attractive sectors and assets within those sectors, the Sub-Adviser’s investment processes also inform the Fund’s hedging, financing, and liquidity management strategies.

The Sub-Adviser’s investment selection process includes:

●	Creating models and trading systems to support specific sectors and strategies;

●	Sourcing opportunities (for purchase or sale) in over-the-counter markets, and utilizing an extensive network of dealer relationships (including with a wide range of regional dealers);

●	Identifying in real time specific purchase and sale price targets using the Sub-Adviser’s models and deep sector-specific expertise;

●	Analyzing model output to continue to refine the Sub-Adviser’s models; and

●	Utilizing additional reviews by senior portfolio management or other oversight bodies to the extent required based on size or risk of the trade.

The Sub-Adviser’s analytic expertise also informs its processes for (i) identifying attractive sectors and strategies; and (ii) selecting suitable hedges.

With regards to the capabilities provided by its investment surveillance process, the Sub-Adviser has invested substantially in systems, research infrastructure, and personnel in order to build analytic tools and analyze opportunities in many of the Fund’s targeted asset classes, through consideration of individual credits and/or statistical analysis based on extensive databases of loan credit and prepayment performance. For these assets, this allows the Sub-Adviser to take a highly analytical approach to pricing risk and reward. In addition to considering loan-level fundamental analysis, the Sub-Adviser seeks to model the optionality inherent in many securitized structures through its proprietary models. These models support the Sub-Adviser’s efforts to construct portfolios that generate attractive risk adjusted returns through credit cycles, including producing substantial carry. These analytic tools also support the Sub-Adviser’s effort to trade actively, helping identify opportunities to buy and sell strategically.

Targeted Assets

Credit Sensitive RMBS. RMBS are securities that represent an interest in a pool of residential real estate mortgage loans or similar residential housing-related loans. The Sub-Adviser seeks to select U.S. and non-U.S. RMBS for which the underlying collateral is not guaranteed by a U.S. government agency or U.S. government sponsored entity, and for which the Sub-Adviser can apply its credit-selection expertise to identify securities it expects to deliver attractive risk-adjusted returns. Among the types of RMBS in which the Fund may invest are legacy (i.e., issued before the financial crisis of 2008) and more recently issued U.S. private label RMBS, legacy and more recently issued non-U.S. private label RMBS (including U.K. non-conforming RMBS), non-qualifying-mortgage (or “non-QM”) RMBS, residential non-performing and re-performing loan (or “NPL/RPL”) securitizations, manufactured housing securitizations (or “MH”), and credit risk transfer securities (or “CRTs”). The credit sensitive RMBS strategy may also invest in servicing rights, either directly (“master servicing rights”) or indirectly (“excess servicing rights”).

CMBS, CRE CLOs Commercial Mortgage Loans and Other CRE Debt. CMBS are a type of MBS that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest in CMBS, CRE CLOs, as well as commercial loans and other commercial real estate debt, including small balance commercial mortgage loans and bridge loans. The Sub-Adviser may originate commercial loans and other commercial real estate debt or purchase such assets in the secondary market. The CMBS, CRE CLO, commercial mortgage loan, and other commercial real estate portfolio may include both U.S. and non-U.S. investments.

CLOs. The Fund may invest in debt and equity tranches of U.S. and non-U.S. CLOs that are primarily backed by corporate syndicated loans issued to primarily U.S. and European corporate entities. The Fund may also invest in tranches of CLOs sponsored by the Sub-Adviser, subject to applicable legal restrictions.

Corporate Debt and Equity Securities, CDS, and Indices and Tranches of CDS. The Fund may invest in corporate debt and equity securities, including distressed debt and equity securities, high yield bonds, syndicated loans, single name CDS referencing corporate entities, indices of CDS (such as CDX), tranches of such indices (such as CDX tranches) and EETCs. With respect to single name CDS, the Sub-Adviser often uses signals based on quantitative factors to identify attractive positions for the portfolio. In some cases, the Fund invests in corporate debt instruments when the Sub-Adviser believes that the current credit ratings overestimate the actual credit risk of the instrument, in the expectation that the credit ratings will be upgraded, creating the opportunity for a favorable disposition and total return. The portfolio of corporate debt and equity securities, CDS, and indices and tranches of CDS may include both U.S. and non-U.S. investments.

Consumer Loans, Auto Loans, and ABS. The Sub-Adviser may partner with originators and enter into forward flow agreements to purchase consumer loans and auto loans. The Sub-Adviser analyzes available historical performance data to evaluate potential partners and, when applicable, to set loan purchase criteria. The Fund may also invest in secondary market purchases of pools of consumer and auto loans, including charged-off loans and distressed loans. In addition, the Fund may invest in ABS backed by consumer loans, auto loans, single-family rental properties, student loans, credit card receivables, aircraft and aircraft equipment loans or other assets. The consumer loan, auto loan, and ABS portfolio may include both U.S. and non-U.S. investments.

Equity Securities of REITs, Originators, Servicers, and Other Mortgage and Housing Industry Firms. REITs are companies that own real estate (“property REITs”) or finance real estate (“mortgage REITs”). Within the Sub-Adviser’s mortgage REIT equity strategy, the Sub-Adviser seeks attractive opportunities by analyzing core earnings estimates and evaluating price to book ratios in both absolute terms and relative to their peer groups. The Fund may also invest in mortgage originators and servicers that may have a large portion of their equity capital invested in mortgage servicing. The Sub-Adviser may also seek opportunities to invest in other firms in the mortgage and housing industry. Positions in REIT and other mortgage and housing industry firms may include both common shares and preferred stock, as well as both U.S. and non-U.S. investments.

Residential Mortgage Loans. The Fund may invest in residential real estate mortgage loans that have not been securitized, including non-performing and re-performing residential mortgage loans, or “residential NPLs and RPLs,” residential transition loans, non-QM residential mortgage loans, second lien loans, and home equity lines of credit.

Other Investment and Hedging Strategies. The Fund may also invest in a wide range of other U.S. and non-U.S. securities, derivatives and financial instruments. These may include, but are not limited to U.S. and non-U.S. positions in:

●	commercial, residential, or mixed-use real property and other real assets;

●	mortgage-related and non-mortgage-related derivatives;

●	real estate-related assets, including tax lien certificates that represent unpaid taxes due on a property and are sold at auction by taxing jurisdictions as a method to collect delinquent real estate taxes;

●	litigation financing arrangements (either directly or through special purpose vehicles), including where the Fund provides immediate funds or credit facilities to cover litigation expenses in exchange for a portion of the award or settlement or for interest and principal payments;

●	exchange traded funds (“ETFs”), or total return swaps thereon, representing indices of equity securities or equity-related instruments or other indices;

●	total return swaps on corporate debt indices (including indices of high yield bonds and leveraged loans);

●	options on CDS, CDS indices, or other debt or equity indices;

●	interest rate swaps and options, and interest rate related futures (such as Eurodollar and Treasury futures);

●	treasury securities (long or short);

●	asset-backed CDS indices (such as CMBX, long or short); and

●	vehicles or entities that themselves hold, manage, trade, or originate mortgages or other loans, as well as MBS or ABS.

The Fund may originate loans in any of the relevant targeted asset classes described above. In addition, the Fund may invest in “warehouse” arrangements for which the underlying investments include any of the targeted assets described above. Furthermore, certain of the Fund’s investments in securitizations may be subject to transferability restrictions resulting from U.S. or European regulations with respect to risk retention.

The Fund may, but is not required to, employ various strategies, utilizing long or short positions in a wide range of instruments, to seek to mitigate market, credit, interest rate, currency, and other risks in the portfolio.

Other Information Regarding Investment Strategy. The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy, including in response to adverse market, economic, political or other conditions. During such times, the Sub-Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Sub-Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Sub-Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Sub-Adviser and the Fund’s portfolio managers are subjective.

The Fund is subject to certain regulatory restrictions in making its investments. In addition, the Fund generally is not permitted to co-invest alongside affiliates of the Adviser or Sub-Adviser in privately negotiated transactions unless it obtains an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance. For example, the Fund may co-invest with such accounts consistent with guidance promulgated under the no-action position of the SEC set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter, June 7, 2000), on which the Fund may rely in order to co-invest in a single class of privately placed securities so long as certain conditions are met, including that the Adviser or Sub-Adviser, acting on its behalf and on behalf of other clients, negotiates no term other than price.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) may vary (potentially greatly) from year to year and will not be a limiting factor when the Sub-Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Sub-Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover may result in higher transaction costs and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “U.S. Federal Income Tax Matters” herein.

Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters” herein.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following principal risks the Fund faces, together with the other information contained in the Prospectus. If any of these risks discussed in this Prospectus occurs, the Fund’s results of operations could be materially and adversely affected. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of a debt instrument by the Fund may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a debt instrument and thereby in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the debt instrument. Default, or the market’s perception that an issuer is likely to default, could reduce the value of a debt instrument, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Market Risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire amount invested. An investment in the Fund represents an indirect investment in the securities and other investments owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Global, national, regional and local reaction to any market events, natural disasters or a pandemic could impact the health of the economy, and the Fund, temporarily or for an extended period. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions. In addition, the Fund is subject to the risk that geopolitical and other events will disrupt the economy on a national or global level. For instance, war, terrorism, market manipulation, government defaults, government shutdowns, political changes or diplomatic developments, tariffs and trade wars, climate-change and climate-related events, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters can all negatively impact the securities markets, which could cause the Fund to lose value. Such events could have severe negative impacts on markets worldwide. It is not known how long such impacts would last, but there could be a prolonged period of global economic slowdown, which may negatively impact the performance of the Fund’s investments or decrease the liquidity of those investments. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Interest Rate Risk. Typically, a rise in interest rates causes a decline in the value of debt securities and loans, and as a result the value of your investment in the Fund will fluctuate with changes in interest rates. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments) and extension risk (the debtor may pay its obligation later than expected, increasing a securities maturity). These risks could affect the value of a particular investment, possibly causing the Fund’s NAV and total return to be reduced and fluctuate more than other types of investments.

Subordinated and Lower-Rated Securities Risk. Certain securities that the Fund acquires are deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market’s perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies. Accordingly, the subordinated and lower-rated (or unrated) securities in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect the Fund’s financial condition and results of operations.

CLO Risk. CLOs are securities backed by an underlying portfolio of loan obligations. CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CLO securities as a class. Investments in CLO securities may be riskier and less transparent than direct investments in the underlying loans and debt obligations. The risks of investing in CLOs depend largely on the tranche invested in and the type of the underlying loans in the tranche of the CLO in which the Fund invests. The tranches in a CLO vary substantially in their risk profile, and debt tranches are more senior than equity tranches. The senior tranches are relatively safer because they have first priority on the collateral in the event of default. As a result, the senior tranches of a CLO generally have a higher credit rating and offer lower coupon rates than the junior tranches, which offer higher coupon rates to compensate for their higher default risk. The CLOs in which the Fund may invest may incur, or may have already incurred, debt that is senior to the Fund’s investment. CLOs also carry risks including, but not limited to, interest rate risk and credit risk. Investments in CLOs may be subject to certain tax provisions that could result in the Fund incurring tax or recognizing income prior to receiving cash distributions related to such income. CLOs that fail to comply with certain U.S. tax disclosure requirements may be subject to withholding requirements that could adversely affect cash flows and investment results. Any unrealized losses the Fund experiences with respect to its CLO investments may be an indication of future realized losses. Equity tranches are unrated and equity investors receive no principal payments, if any, until all debt obligations are paid.

Credit Sensitive RMBS Risk. RMBS are materially affected by conditions in the residential mortgage market, the residential real estate market, the financial markets and the economy generally. Concerns about the residential mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have in the past contributed, and could in the future contribute, to increased volatility and diminished expectations for the economy and financial markets. In particular, the residential mortgage markets have experienced a variety of difficulties and challenging economic conditions in the past, including defaults, credit losses, and liquidity concerns. Certain commercial banks, investment banks, and insurance companies incurred extensive losses from exposure to the residential mortgage market as a result of these difficulties and conditions. These factors have impacted investor perception of the risks associated with RMBS, other real estate-related securities and various other asset classes in which the Fund may invest. As a result, values for RMBS, other real estate-related securities and various other asset classes in which the Fund may invest have experienced, and may in the future experience, significant volatility. Certain RMBS that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market’s perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies.

The principal and interest on credit sensitive RMBS, unlike those on agency RMBS, are not guaranteed by government-sponsored entities such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. government. Therefore, credit sensitive RMBS are subject to many of the risks of the respective underlying mortgage loans such as the creditworthiness and solvency of the underlying borrowers. Residential mortgage loans are typically secured by single-family residential property and are subject to risks of delinquency and foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers’ abilities to repay their mortgage loans.

Residential Mortgage Loan Risk. Residential mortgage loans, including residential NPLs, are subject to increased risks of loss. Unlike agency RMBS, residential mortgage loans generally are not guaranteed by the U.S. government or any government sponsored entity, though in some cases they may benefit from private mortgage insurance. Additionally, by directly acquiring residential mortgage loans, the Fund does not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgage. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses. Residential mortgage loans are also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies, or “special hazard risk,” and to reduction in a borrower’s mortgage debt by a bankruptcy court, or “bankruptcy risk.”

Consumer and Auto Loan Risk. The Fund may invest in consumer loans (or ABS backed by consumer loans), including debt consolidation loans, home improvement loans, personal loans, residential real estate investments, credit cards, and automobile loans. The performance of such investments will be affected by general economic conditions. Changes in economic conditions have adversely affected the performance and market value of such investments. Consumer loans are susceptible to prepayment risks. Prepayments on the loans will be influenced by the prepayment provisions of the loans and may also be affected by a variety of economic, geographic and other factors, including changes in interest rates and the availability of alternative financings. Certain consumer loans, such as auto loans and student loans, generally will not contain prepayment penalties. A reduction in interest rates may increase prepayments on consumer loans, which would result in a reduction in yield to maturity for holders of such loans if purchased at a premium. An increase in interest rates or other factors may slow prepayments which would result in a reduction in yield to maturity for holders of such consumer loans if purchased at a discount. Consumer loans are susceptible to default risks. Unsecured consumer loans are not secured by any collateral of the borrowers. The repayment of unsecured consumer loans is dependent upon the ability and willingness of the borrowers to repay; if the borrower defaults on an unsecured consumer loan, only net amounts, if any, recovered through collection efforts will be available with respect to that loan. Other consumer loans, like automobile loans, may be secured by collateral, but the value of that collateral is not guaranteed and the recovery of such collateral will not necessarily cover the outstanding amount of the defaulted loan.

ABS and MBS Risk. Prepayment risk is associated with MBS and ABS. If interest rates fall, the underlying debt may be repaid ahead of schedule, reducing the value of the Fund’s investments. If interest rates rise, there may be fewer prepayments, which would cause the average bond maturity to rise, increasing the potential for the Fund to lose money. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Sub-Adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile. Certain mortgage-backed securities may be secured by pools of mortgages on single-family properties, multi-family properties, and/or commercial properties. Similarly, asset-backed securities may be secured by pools of loans, such as student loans, automobile loans, aircraft and aircraft equipment loans and credit card receivables. The credit risk on such securities is affected by homeowners or borrowers defaulting on their loans. The values of assets underlying mortgage-backed and asset-backed securities may decline and, therefore, may not be adequate to cover underlying investors. Possible legislation in the area of residential mortgages, credit cards and other loans that may collateralize the securities in which the Fund may invest could negatively impact the value of the Fund’s investments. To the extent the Fund focuses its investments in particular types of mortgage-backed or asset-backed securities, the Fund may be more susceptible to risk factors affecting such types of securities. Certain ABS and MBS that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments.

CMBS and Other CRE Debt Risk. Investing in commercial real estate debt entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks and legal risks. Credit risk on these assets arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. The Fund relies on loan servicers to collect principal and interest payments and engage in loss mitigation efforts. To the extent a loan servicer fails to perform these tasks, the Fund’s investments may be adversely affected. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity, and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Commercial mortgage loans are secured by commercial property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial mortgage loan. Foreclosure of a commercial mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan.

Prepayment Risk and Extension Risk. Fixed income securities and loans with uncertain principal repayment schedules can be subject to prepayment risk and/or extension risk. If the Fund holds a debt investment with a higher interest rate than the then-prevailing market interest rate for similar instruments, and such investment prepays (or is anticipated to prepay), the Fund could suffer losses. Similarly, if the Fund holds a debt investment with a lower interest rate than the then-prevailing market interest rate for similar instruments, and the expected life of such investment extends (or is anticipated to extend), the Fund could suffer losses.

Syndicated Loan Risk. The market for syndicated loans may not be highly liquid and the Fund may have difficulty selling them. These investments primarily expose the Fund to the credit risk of the underlying borrower, but they also expose the Fund to certain risks associated with the loan agent. Syndicated loans settle on a delayed basis, potentially leading to the sale proceeds of such loans not being available to meet redemptions for a substantial period of time after the sale of the bank loans. Certain syndicated loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the protections of federal securities laws, including anti-fraud provisions.

Derivatives Risk. The use of derivative instruments may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities or other instruments underlying those derivatives, including the high degree of leverage often embedded in such instruments, and potential material and prolonged deviations between the theoretical value and realizable value of a derivative. When used as hedging instruments, derivatives subject the Fund to the risk that there will be an imperfect correlation between the value of the derivative and the positions of the Fund being hedged by the derivative. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment. Derivatives may be illiquid and may be more volatile than other types of investments. The Fund may buy or sell derivatives not traded on an exchange and which may be subject to heightened liquidity and valuation risk. There may not be a liquid secondary market for the derivative instruments traded by the Fund. Derivative investments can increase portfolio turnover and transaction costs. Derivatives also are subject to counterparty risk. As a result, the Fund may obtain no recovery of its investment or may only obtain a limited recovery, and any recovery may be delayed. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. The Fund’s use of derivatives is also subject to the following additional risks:

●	Counterparty Risk. The Fund’s investments may be exposed to the credit risk of the counterparties with which, or the dealers, brokers and exchanges through which, the Fund deals, whether in exchange-traded or OTC transactions. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker’s bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. To the extent that the Fund has posted margin or has other amounts held by a counterparty that becomes insolvent, the Fund may be deemed to be an unsecured creditor of the counterparty and would need to pursue its claim in bankruptcy or liquidation proceedings. Amounts for any such claims may be less than the amounts owed to the Fund. Such events would have an adverse effect on the Fund’s NAV.

●	Swap Agreements. A swap is an agreement between two parties to exchange a sequence of cash flows (or other assets) for a set period of time. Swaps can involve greater risks than a direct investment in an underlying asset because swaps typically include a certain amount of embedded leverage and, as such, are subject to leveraging risk. If swaps are used as a hedging strategy, the Fund is subject to the risk that the hedging strategy may not eliminate the risk that it is intended to offset, due to, among other reasons, the occurrence of unexpected price movements or the non-occurrence of expected price movements. Swaps also may be difficult to value. Total return swaps and credit default swaps are subject to counterparty risk, credit risk and liquidity risk. In addition, total return swaps are subject to market risk and credit default swaps are subject to the risks associated with the purchase and sale of credit protection. With respect to a credit default swap, if the Fund is selling credit protection, there is a risk that a credit event will occur and that the Fund will have to pay the counterparty. Additionally, the Fund is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation. See “Risk Considerations—Leverage Risk.” There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has deteriorated, in which case the Fund may need to make an early termination payment. The protection buyer in a credit default swap may be obligated to pay the protection seller an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If the Fund is buying credit protection, there is the risk that no credit event will occur and the Fund will receive no benefit (other than any hedging benefit) for the premium paid. There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has improved, in which case the Fund may need to make an early termination payment. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. There is a risk that based on movements of interest rates, the payments made under a swap agreement will be greater than the payments received.

●	Regulation as a Commodity Pool. The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” (“CPO”) with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (“NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the Commodity Exchange Act (the “CEA”). As a result, neither the Adviser nor the Sub-Adviser is a CPO with respect to the Fund. The Fund reserves the right to elect to rely on other applicable exemptions under CEA rules, which may increase the Fund’s regulatory compliance obligations and expenses. In the event the Fund, the Adviser or the Sub-Adviser fails to qualify for the exclusion and is required to register as a CPO, the Fund may become subject to additional disclosure, recordkeeping and reporting requirements, which may increase the Fund’s regulatory compliance obligations and expenses.

High Yield Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s NAV may decrease and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s NAV. The Sub-Adviser’s assessment of an issuer’s credit quality may prove to be incorrect and the Fund could suffer losses.

Equity Risk. Corporate equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company. Investments held by the Fund in companies with small market capitalizations are subject to unique risks. The earnings and prospects of small sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

REIT Risk. The Fund’s investments in REITs may subject the fund to the following additional risks: declines in the value of real estate, changes in interest rates, lack of available mortgage funds or other limits on obtaining capital, overbuilding, extended vacancies of properties, increases in property taxes and operating expenses, changes in zoning laws and regulations, casualty or condemnation losses and tax consequences of the failure of a REIT to comply with tax law requirements. While an investment in a REIT provides the Fund indirect exposure to the assets of the REIT, it also exposes the Fund to a proportionate share of the REIT’s ongoing operating fees and expenses, which may include management, operating and administrative expenses.

Aircraft and Aviation Industry Risk. The Fund may invest in EETCs, ABS and certain other securities collateralized or otherwise backed by aircraft or aircraft equipment. Investments in securitizations and other financial instruments backed by aircraft and aircraft equipment are subject to a number or risks relating to the aviation industry including reduced leasing of aircraft and related equipment by commercial airlines and the commercial aviation industry generally, reduction in demand for any one aircraft or type of aircraft, the maintenance and operating history of the specific aircraft or components that back such securities, maintenance or performance issues with the model and type of aircraft that back such securities, and regulatory risk relating to the aviation industry. Adverse developments with respect to any of the foregoing may adversely affect the value of securities collateralized or otherwise backed by aircraft or aircraft equipment. In addition, the bankruptcy of the lessors or lessees of the aircraft or aircraft equipment that back such securities may complicate financial recoveries in connection with such securities and therefore have a negative impact on their value. Market events such as economic declines and recessions, geopolitical conflicts and the occurrence or threat of pandemics, terrorism or war may also have an adverse effect on the aviation industry generally and securities related to the same, especially when such market events cause declines in travel, increases in costs or future uncertainty for airlines, aircraft or the commercial aviation industry generally. There can be no assurance that future events will not have a negative impact on the aviation industry or securities collateralized or otherwise backed by aircraft or aircraft equipment.

CRTs Risk. CRTs are designed to transfer a portion of the mortgage credit risk on a pool of insured or guaranteed mortgage loans from the insurer or guarantor of such loans to CRT investors. In a CRT transaction, interest and/or principal of the CRT is written off following certain credit events, such as delinquencies, defaults, and/or realized losses, on the underlying mortgage pool. To date, the vast majority of CRTs consist of risk sharing transactions issued by the Government Sponsored Enterprises, or GSEs, such as Fannie Mae, and Freddie Mac. These securities have historically been structured as unsecured debt of the related GSE, but where the principal payments and principal write-offs are determined by the prepayments, delinquencies, and/or realized losses on a reference pool of mortgage loans guaranteed by such GSE. However, it is anticipated that in the future Fannie Mae and Freddie Mac will issue CRTs with a variety of other structures.

Foreign Investment Risk. Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, foreign tax laws, and potential difficulties in enforcing contractual obligations. The imposition of sanctions and compliance with those sanctions may impair the ability of the Fund to buy, sell, hold, or deliver securities or other assets of the sanctioned company, including those listed on U.S. or other exchanges.

Foreign Currency Risk. Investments held by the Fund and denominated in foreign currencies subject the Fund to foreign currency risk arising from fluctuations in exchange rates between such foreign currencies and the U.S. dollar. While the Sub-Adviser currently attempts to hedge the Fund’s foreign currency exposure, the Fund may not always choose to hedge such exposure, or may not be able to hedge such exposure. To the extent that the Fund is exposed to foreign currency risk, changes in exchange rates of such foreign currencies to the U.S. dollar may adversely affect the Fund, and its ability to pay dividends to its shareholders. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

Management Risk. The NAV of the Fund changes daily based on the performance of its investments and other factors. The Sub-Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class and/or investments in which the Fund invests may prove to be incorrect and may not produce the desired results. The Sub-Adviser relies on analytical models (both proprietary and third-party models) as well as information and data supplied by third parties. These models and data may be used to value assets or potential asset acquisitions and dispositions and also in connection with the Fund’s asset management activities. If the Sub-Adviser’s models and data prove to be incorrect, misleading, or incomplete, any decisions made in reliance thereon could expose the Fund to potential risks. The Sub-Adviser’s models and data may induce it to purchase certain assets at prices that are too high, to sell certain other assets at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging activities that are based on faulty models and data may prove to be unsuccessful.

Some of the risks of relying on analytical models and third-party data include the following:

●	collateral cash flows and/or liability structures may be incorrectly modeled in all or only certain scenarios, or may be modeled based on simplifying assumptions that lead to errors;

●	information about assets or the underlying collateral may be incorrect, incomplete, or misleading;

●	asset, collateral or MBS historical performance (such as historical prepayments, defaults, cash flows, etc.) may be incorrectly reported, or subject to interpretation (e.g., different MBS issuers may report delinquency statistics based on different definitions of what constitutes a delinquent loan); and

●	asset, collateral or MBS information may be outdated, in which case the models may contain incorrect assumptions as to what has occurred since the date information was last updated.

Some models, such as prepayment models or default models, may be predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to potential losses. In addition, the predictive models used by the Sub-Adviser may differ substantially from those models used by other market participants, with the result that valuations based on these predictive models may be substantially higher or lower for certain assets than actual market prices. Furthermore, because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data, and, in the case of predicting performance in scenarios with little or no historical precedent (such as extreme broad-based declines in home prices, or deep economic recessions or depressions), such models must employ greater degrees of extrapolation and are therefore more speculative and of more limited reliability.

All valuation models rely on correct market data inputs. If incorrect market data is entered into even a well-founded valuation model, the resulting valuations will be incorrect. However, even if market data is input correctly, “model prices” will often differ substantially from market prices, especially for securities with complex characteristics or whose values are particularly sensitive to various factors. If the Sub-Adviser’s data inputs are incorrect or model prices differ substantially from market prices, the Fund could be materially adversely affected. See also “Valuation Risk.”

The Adviser’s and the Sub-Adviser’s management and sub-advisory agreements relating to the Fund are subject to annual renewal after their initial term by the Board of Trustees and may be terminated by the Adviser or Sub-Adviser, respectively, upon notice or the occurrence of certain events as set forth in the respective agreements. If the agreements are not renewed or terminated, the Fund may need to engage other advisers or pursue other alternatives.

Short Selling Risks. The Fund may engage in short selling for hedging and speculative purposes. When an investor engages in a short sale, it sells securities that it does not own, and typically borrows the same securities, from a securities lender, for delivery to the purchaser on the sale date. Since the investor must at some later date repay the securities lender with the same securities that it originally borrowed, the investor typically purchases the same securities in the open market at a later date, in order to be able to re-deliver such securities to the securities lender. Short selling allows the investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale may create the risk of an unlimited loss, in that the price of the underlying security might theoretically increase without limit, thus increasing the cost of purchasing the security in order to close out the securities borrowing.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may depress the returns of the Fund.

Valuation Risk. Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for loans or other non-exchange traded instruments. Due to the lack of centralized information and trading, the valuation of loans and other non-exchange traded instruments carries more risk than that of publicly traded common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value instruments differently than the Fund. As a result, the Fund may be subject to the risk that when a non-exchange traded instrument is sold in the market, the amount received by the Fund is less than the value that such security is carried at on the Fund’s books.

The values of some of the assets in the Fund’s portfolio are not readily determinable. The Adviser values these assets at fair value, as determined in good faith by the Adviser, subject to the oversight of the Board of Trustees. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Adviser’s determinations of fair value may differ from the values that would have been used if a ready market for these assets existed or from the prices at which trades occur. Furthermore, the Adviser may not obtain third-party valuations for all of the Fund’s assets. Changes in the fair value of the Fund’s assets directly impact the Fund’s net income and the Fund’s NAV through recording unrealized appreciation or depreciation of its investments and derivative instruments, and so the Adviser’s determination of fair value has a material impact on the Fund’s net income and the Fund’s NAV.

While in many cases the Adviser’s determination of the fair value of the Fund’s assets is based on valuations provided by third-party dealers and pricing services, the Adviser can and does value assets based upon its judgment and such valuations may differ from those provided by third-party dealers and pricing services. Valuations of certain assets are often difficult to obtain or are unreliable. In general, dealers and pricing services heavily disclaim their valuations. Additionally, dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental, or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Higher valuations of the Fund’s assets have the effect of increasing the amount of management fees the Fund pays to the Adviser, which are used by the Adviser to pay the Sub-Adviser. Therefore, conflicts of interest exist because each of the Adviser and the Sub-Adviser is involved in the determination of the fair value of the Fund’s assets.

Investment Liquidity Risk. Investment liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices. Investment vehicles, such as the Fund, with principal investment strategies that involve securities of companies with smaller market capitalizations, illiquid securities, or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. Most of the Fund’s loan assets are illiquid. This includes, without limitation, the Fund’s investments in syndicated loans, residential mortgage loans, consumer loans, and commercial mortgage loans. Many of the Fund’s securities, including its investments in RMBS, CMBS, ABS, high yield bonds and CLOs may also be illiquid. Many of the Fund’s investments in derivative contracts, and in foreign investments, may all be illiquid. As a result, the Fund may have difficulty selling many of its investments in all of these, and other, sectors. The lack of a liquid market for the Fund’s illiquid investments could decrease the Fund’s NAV.

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Limited Liquidity of Fund Shares Risk. The Fund is a closed-end investment company structured as an interval fund and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers, which are currently intended to be made in the amount of 10% of the shares outstanding at NAV, but may not in any case be made in the amount of less than 5% of the shares outstanding at NAV. While the repurchase amount for each offer is currently anticipated to be 10% of outstanding shares, the Fund is not required to, and in the future the Fund may not, extend repurchase offers in excess of 5% of outstanding shares. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

Distribution Policy Risk. All or a portion of a distribution from the Fund may consist of a return of capital, as opposed to representing a distribution of income generated by the Fund. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares. A Shareholder’s tax basis will be adjusted even if they sell their shares at a loss.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares are typically funded from available cash or sales of portfolio investments. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Sub-Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Sub-Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of investments to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase by the Fund of a shareholder’s shares may be a taxable event to such shareholder.

Qualified Dividend Income Risk. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Internal Revenue Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

Additional Risks.

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Tax Lien Certificates Risk. The Fund may invest in tax lien certificates issued by various jurisdictions or municipalities throughout the United States. A tax lien certificate is a certificate of claim against real property that has a lien placed upon it as a result of unpaid property taxes. Tax lien certificates may not be liquid or may have a limited secondary market. Once tax lien certificate is issued, it becomes a first lien against the real property to which the certificate relates, and depending upon the jurisdiction, the owner of the property has a statutorily fixed period of time to pay the delinquent real estate taxes plus penalties and interest to the tax lien certificate holder. If the delinquent real estate taxes plus penalties and interest is not paid during such period of time, in most jurisdictions, the property is then transferred in a foreclosure action. If the Fund acquires a tax lien certificate, there can be no certainty as to when or if it will be redeemed by the owner of the underlying property. The performance of investments in tax lien certificates will be affected by the amount of time it takes the underlying property owner to repay the certificate. Property owners may immediately redeem the certificate, may redeem the certificate at some other time prior to the expiration of the statutory redemption period or may allow the property to be foreclosed. If the tax lien is redeemed quickly, the party may not realize a significant financial gain on their investment. If a tax lien certificate or lien is not redeemed, the holder of such interest may foreclose upon the property. The foreclosure of a property will require the Fund to engage outside service providers and incur additional fees and costs. Other risks the Fund may face in connection with investing in tax lien certificates include issues associated with the treatment of the Fund’s investment for tax purposes.

●	Litigation Financing Risk. Investments in litigation finance can be structured in various ways. For example, the Fund may extend a loan to a law firm secured by future fee proceeds from some or all of the firm’s portfolio of cases, or the Fund may advance funds to a party in a lawsuit or their counsel in return for a share of litigation proceeds or other financial reward if the party is successful. Where a loan is secured by litigation proceeds, or where the recipient of litigation financing is not obligated to make any payment unless and until litigation proceeds are actually received by the litigant or their counsel, the Fund could suffer a complete loss of the capital invested if the matter fails to be resolved in the recipient’s favor.

Other risks the Fund may face in connection with litigation financing include: (i) losses from terminated or rejected settlements, (ii) evaluations of the strength of the cases, claims or settlements may turn out to be inaccurate, (iii) losses as a result of the inability or timing uncertainty relating to collection on judgments or awards, (iv) lack of ability to control decisions of lawyers acting pursuant to their professional duties in connection with formulating and implementing their litigation strategies or otherwise, (v) expenses and uncertainties involving reliance on outside counsel and experts, (vi) changes in law, regulations or professional standards on litigation financing, (vii) poor case selection and lost cases, (viii) timing or delays inherent to litigation, (ix) changes in counsel, (x) costs of litigation, (xi) inability of a defendant to pay a judgement or settlement, (xii) general competition and industry-related risks, (xiii) conflicts of interest and (xiv) issues associated with the treatment of the Fund’s investment for tax purposes.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees consists of five individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Distributor (“Independent Trustees”). The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliates during the past five years, as well as a description of the Board of Trustees’ committee and leadership structure, are set forth under “Management” in the SAI.

Investment Adviser

Founded in 2011, Princeton Fund Advisors, LLC, is registered as an investment adviser under the Advisers Act. Under the control of Greg D. Anderson, Jim Dickson, John L. Sabre and Bradford Smithy, the Adviser is an independent investment advisory firm specializing in the management of a variety of types of investment funds. As of February 28, 2026, the Adviser had approximately $808.5 million in assets under management. The Adviser is a subsidiary of Elevation Point, LLC (f/k/a Mount Yale Capital Group, LLC) (“Elevation Point”), a Delaware limited liability company. Elevation Point, through its other affiliated adviser, had approximately $10 billion in assets  under management as of February 28, 2026, excluding assets managed by the Adviser.

The Adviser serves as investment Adviser to the Fund pursuant to a management agreement between the Fund and the Adviser (the “Management Agreement”). The Management Agreement has an initial two-year term and is subject to annual renewal thereafter by the Board of Trustees. Subject to the authority of the Board of Trustees, the Adviser is responsible for management of the Fund’s investment portfolio directly and through a Sub-Adviser. The Adviser is responsible for selecting appropriate investment strategies, managing the Sub-Adviser, and assuring that investments are made according to the Fund’s investment objective, policies and restrictions. Additionally, the Adviser is responsible for conducting initial and ongoing independent evaluation of the Sub-Adviser. A discussion of the basis for the Board of Trustees’ approval of the Management Agreement is set forth in the Fund’s annual report to shareholders for the year ended December 31, 2025.

The offices of the Adviser are located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, and its telephone number is (855) 897-5390. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, or the offices of U.S. Bancorp Global Fund, LLC Services at 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Pursuant to the Management Agreement, the Adviser is entitled to receive, on a monthly basis, an annual management fee from the Fund equal to 1.85% of the Fund’s average daily net assets (the “Management Fee”). The Adviser pays the Sub-Adviser out of the fee it receives from the Fund.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least April 30, 2027, to waive its Management Fee and to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses, and any fees and expenses incurred in connection with credit facilities, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses) to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 2.85%, 3.60%, and 2.60% per annum of the Fund’s average daily net assets attributable to Class A, Class C, and Class I shares, respectively. “Extraordinary expenses” are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of investors. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, on 60 days’ written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment. The Adviser may waive or reimburse additional fees of the Fund in its discretion.

Fund Expenses

Pursuant to the Management Agreement, the Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund but excluding any expenses of the Sub-Adviser that are payable by the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is an affiliate of the Adviser.

The Fund is obligated to pay expenses of service providers that have agreements with the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) the Fund’s allocated portion of the following expenses incurred by the Sub-Adviser in connection with the services provided to the Fund pursuant to the sub-advisory agreement: (a) investment and investment-related expenses paid to third parties in connection with identifying, sourcing, evaluating, valuing, structuring (including, without limitation, tax and legal structuring) researching, conducting diligence on, monitoring, servicing, maintaining, acquiring, selling or disposing of, or restricting investments (and potential investments), which shall include investment-related litigation expenses, investment-related travel expenses, the allocated portion of the expense of internal legal counsel of the Adviser or the Sub-Adviser, and research and research-related expenses, including the allocated costs of financial and research databases, market, news and other data services (such as Bloomberg), surveys, licenses, subscriptions and publications; and (b) any legal or other expenses paid to third parties by the Adviser or the Sub-Adviser in connection with the foregoing, or in connection with the organization of the Fund; (vii) printing costs, (viii) membership fees in trade association, (ix) fidelity bond coverage for the Fund’s officers and Trustees, (x) errors and omissions insurance for the Fund’s officers and Trustees, (xi) brokerage costs, (xii) taxes, (xiii) costs associated with the Fund’s quarterly repurchase offers, (xiv) servicing fees and (xv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares. The Fund will also pay costs associated with securities, commodities and other investments (including all brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short) purchased for the Fund and any losses incurred in connection therewith, expenses of financing, holding or carrying assets and other investment positions, including, without limitation, expenses of dividends on stock borrowed to cover a short sale and interest, fees or other charges incurred in connection with leverage and related borrowings with respect to the Fund’s assets, organizational and offering expenses (which include, but are not limited to, out-of-pocket expenses, but not overhead or employee costs of the Sub-Adviser); freight and other charges in connection with the shipment of the Fund’s portfolio securities; salaries of shareholder relations personnel (subject to any limitations under the 1940 Act or exemptive relief therefrom).

Investment Sub-Adviser

Ellington Global Asset Management, LLC, located at 53 Forest Avenue, Suite 301, Old Greenwich, CT 06870, serves as the Fund’s investment sub-adviser pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”). The Sub-Advisory Agreement had an initial two-year term and is subject to annual renewal thereafter by the Board. The Sub-Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Sub-Adviser is a Delaware limited liability company formed for the purpose of providing investment management services to pooled investment vehicles and institutional managed accounts, such as the Fund. The Sub-Adviser is ultimately controlled by Michael Vranos. As of February 28, 2026, Ellington had approximately $22 billion in assets under management, including approximately $300 million in Ellington-managed CLOs. For these purposes, the Ellington-managed CLO figure represents the aggregate outstanding balance of CLO notes and the market value of CLO equity, excluding any notes or equity held by Ellington-managed funds and accounts. Ellington’s assets under management include uncalled capital commitments, if any. The Sub-Adviser is a division of Ellington, which was formed in 1995. As compensation, the Sub-Adviser is paid 60% of the Net Management Fee (defined below). The “Net Management Fee” is the amount of the Management Fee minus (i) fees and expenses waived or reimbursed pursuant to the Expense Limitation Agreement, and (ii) any other expenses agreed in writing to be shared by the Adviser and the Sub-Adviser. The Sub-Adviser is paid by the Adviser, not the Fund. A discussion of the basis for the Board of Trustees’ approval of the Sub-Advisory Agreement is set forth in the Fund’s annual report to shareholders for the year ended December 31, 2025.

The Sub-Advisory Agreement authorizes the Sub-Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Portfolio Managers

Michael Vranos

Mr. Vranos founded Ellington in December of 1994. Until December 1994, Mr. Vranos was the Senior Managing Director of Kidder Peabody in charge of RMBS trading. Mr. Vranos began his Wall Street career in 1983, after graduating magna cum laude, Phi Beta Kappa with a Bachelor of Arts in Mathematics from Harvard University.

Mark Tecotzky

Mr. Tecotzky is a Vice Chairman and Co-Head of Credit Strategies. Prior to joining Ellington, Mr. Tecotzky was the senior trader in the mortgage department at Credit Suisse. Prior to joining Credit Suisse, Mr. Tecotzky worked at Kidder Peabody as a Managing Director where he traded agency and credit sensitive pass-throughs and structured CMOs. Mr. Tecotzky holds a B.S. from Yale University and received a National Science Foundation fellowship to study at MIT.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

U.S. Bancorp Fund Services, LLC doing business as U.S. Bancorp Global Fund Services, LLC (“Administrator” or “Transfer Agent”), which has its principal office at 777 East Wisconsin Avenue Milwaukee, WI 53202, serves as serves as administrator, fund accountant and transfer agent for the Fund pursuant to a Fund Administration, Fund Accounting and Transfer Agent Services Agreements (the “Fund Services Agreements”) with the Trust and subject to the supervision of the Board of Trustees. The Administrator is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds.

Custodian

U.S. Bank National Association, with principal offices at 800 Nicollet Mall, Minneapolis, MN 55402-7014, serves as custodian for securities and cash of the Fund’s portfolio. Under a Custody Agreement, U.S. Bank National Association holds Fund assets in safekeeping and keeps all necessary records and documents relating to its duties.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. There are no control persons of the Fund as of April 1, 2026.

DETERMINATION OF NET ASSET VALUE

The NAV and offering price (NAV plus any applicable sales charges) of shares is determined as of the close of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) on daily on the days that the NYSE is open for business and at such other times as determined by the Board of Trustees. NAV per share is computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of the Fund’s shares outstanding ((asset-liabilities)/number of shares=NAV per share) attributable to the Fund. The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account the expenses and fees of the Fund, including investment advisory, administration, shareholder servicing, and any distribution fees, which are accrued daily. The determination of NAV of the Fund for a particular day is applicable to all applications for the purchase of shares received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on a day the Fund calculates its NAV.

Generally, securities are valued each day at the last quoted sales price on each security’s principal exchange. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on such exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. Securities that are not traded or dealt in any securities exchange (whether domestic or foreign) and for which over-the-counter market quotations are readily available generally shall be valued at the last sale price or, in the absence of a recent sale, at the mean between the current bid and ask price on such over-the-counter market.

Debt securities and other instruments not traded on an exchange may be valued based on prices supplied by a pricing agent(s), based on broker or dealer supplied valuations, based on model pricing, or based on matrix pricing, which is a method of valuing securities or other assets by reference to the value of other securities or other assets with similar characteristics, such as rating, interest rate and maturity. If market quotations are not readily available, securities or other assets will be valued at their fair market value as determined using the “fair value” procedures approved by the Board of Trustees. In these cases, the Fund’s NAV will reflect certain portfolio investment’s fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for an investment may be materially different than the value that could be realized upon the sale of that investment. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Board of Trustees has designated the Adviser as its “Valuation Designee” to oversee the valuation of the Fund’s assets, with the assistance of the Sub-Adviser, in accordance with the valuation procedures approved by the Board of Trustees (the “Valuation Procedures”). In the case of securities or other instruments for which market quotations are not readily available, the Valuation Designee oversees such valuations, which shall be reviewed by the Board of Trustees on a quarterly basis.

The Valuation Designee may use independent pricing services to assist in calculating the value of certain of the Fund’s investments. The Valuation Designee has engaged one or more independent third-party valuation specialists to assist in valuing such securities in certain circumstances where a market price is not readily available.

All of these factors may be subject to adjustments based upon the particular circumstances of an investment or the Fund’s actual investment position.

Because the Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund’s portfolio may change on days when you may not be able to buy Fund shares or have them repurchased. In computing the NAV of the Fund, the Adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio occur before the Fund prices its shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines. Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short-term traders.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies that are registered under the 1940 Act, the Fund’s NAV is calculated based upon the net asset values of the registered open-end management investment companies in which each Fund invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser and the Sub-Adviser have adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser and Sub-Adviser distribute investment opportunities among client accounts in a fair and equitable manner (e.g., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf. With respect to the Sub-Adviser, opportunities are generally allocated on the basis of capital available for such investments and other relevant factors particular to the accounts, including, but not limited to, investment restrictions, tax and U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations and other regulatory considerations, risk parameters, existence of a pre-existing position, desire to avoid creation of odd lot positions, de minimis allocations, and other factors including the appropriate overall composition of each portfolio. The Sub-Adviser may at times allocate opportunities on a preferential basis to funds and accounts that are in a “start-up” or “ramp-up” phase, subject to the Sub-Adviser’s obligation to allocate opportunities in a fair and equitable manner. Certain expenses attributable to the Fund’s investments or shared services may be allocated to the Fund by the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest to the extent that expenses are allocated by the Sub-Adviser to the Fund and other accounts managed by the Sub-Adviser with respect to the same investment or shared service. Subject to its duty to allocate investment opportunities fairly and equitably, the Sub-Adviser may at times allocate opportunities on a preferential basis to funds and accounts that are in a “start up” or “ramp up” phase.

The Sub-Adviser and other accounts managed by the Sub-Adviser may have economic interests in or other relationships with issuers (including securitizations) or special purpose vehicles in whose obligations or securities the Fund may invest or in which the Fund may have an economic interest, to the extent permitted by applicable law or exemptive relief from the SEC. Any such persons may make investments in an issuer’s securities that may rank pari passu, senior or junior to an investment by the Fund in such issuer’s securities, and may have rights, preferences or privileges with respect to an issuer that are different from or conflict with those held by the Fund. The partners, security holders, officers, directors, agents or employees of any such persons may also serve on an issuer’s board of directors or otherwise have ongoing relationships. In such cases, to the extent consistent with applicable law, the Sub-Adviser may be required by its fiduciary obligations on behalf of another account to take actions that are not in the best interests of the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or Sub-Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC. For additional information about conflicts of interest relevant to the Fund, see “Conflicts of Interest” in the SAI.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund intends to offer to repurchase at NAV 10% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). While the repurchase amount for each offer is currently anticipated to be 10% of outstanding shares, the Fund is not required to, and in the future the Fund may not, extend repurchase offers in excess of 5% of outstanding shares. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer, how they may request that the Fund repurchase their shares, and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, determines the number of shares that the Fund offers to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, while the Repurchase Offer Amount is currently intended to be 10% of Fund shares, there is no guarantee that any particular repurchase offer will be made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification contains important information regarding dates and the procedures applicable to shareholders who wish to participate in a quarterly repurchase offer.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-862-6092 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company (“RIC”) under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund ensures that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers are typically funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares tends to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise decrease less than proportionally (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to transfer shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

For additional information about the Fund’s quarterly repurchase offers, see “Quarterly Repurchase Offers” in the SAI.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board of Trustees. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. For example, if any portion of the distribution amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and, unless specified in any such written disclosure should not assume that the source of any distribution from the Fund is net profit.

A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares. A Shareholder’s tax basis will be adjusted even if they sell their shares at a loss. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The Fund provides disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. Each year, shareholders subject to IRS reporting are notified of the source of the Fund’s distributions on a Form 1099. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by the Transfer Agent. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Ellington Income Opportunities Fund, c/o U.S. Bancorp Global Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 Attn: President. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent maintains all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent holds shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund issues certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent administers the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Ellington Income Opportunities Fund, c/o U.S. Bancorp Global Fund Services, LLC, at 615 East Michigan Street, Milwaukee, Wisconsin 53202 Attn: President. Certain transactions can be performed by calling the toll free number 1-855-862-6092.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this Prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The following does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). If a Shareholder receives a return of capital distribution, the Shareholder’s tax basis will be adjusted even if they sell their shares at a loss. A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. A sale of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the same of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

If Fund shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, or a shareholder does not tender shares in a repurchase offer, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisors regarding the taxation of share repurchases.

Under the Code, the Fund is required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 16, 2018. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest (subject to the receipt of exemptive relief from the SEC, as described below). The Board of Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders. The summary of the terms of the Declaration of Trust herein and elsewhere in the Prospectus and SAI is qualified entirely by the terms and conditions of the Declaration of Trust, which is incorporated by reference herein, is on file with the SEC and should be read carefully and retained for future reference.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers three classes of shares: Class A, Class C, and Class I shares. Class C shares are not operational. Prior to June 3, 2024, the Fund’s Class I shares were designated as “Class M” shares. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund.

Holders of shares will be entitled to the payment of dividends when and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares.

All shares of the Fund have the same rights and are identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares; and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights.

Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of shares of the Fund that have been authorized and are outstanding as of April 1, 2026:

	Amount	Amount Held by Fund	Amount Outstanding Excluding
Title of Class	Authorized	or for its Account	Amount Shown Under (3)
Class A Shares	Unlimited	None	23,292
Class C Shares	Unlimited	None
Class I Shares	Unlimited	None	4,616,714

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust, which will be filed with the SEC by amendment, for the full text of these provisions.

PLAN OF DISTRIBUTION

Foreside Funds Services, LLC (the “Distributor”), located at 3 Canal Plaza, Suite 100, Portland, ME 04101, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and distributes the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker-dealers and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor has no obligation to sell any specific number or dollar amount of the Fund’s shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares. The Distributor will have no role in determining the investment policies or which securities are purchased or sold by the Trust. The Distributor does not receive compensation from the Fund for its distribution services. The Adviser pays the Distributor a fee for certain distribution-related services.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25.00. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. The Fund will be deemed to have received a purchase order when a Financial Intermediary receives the order. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business on the days the Fund calculates NAV, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Ellington Income Opportunities Fund to:

Regular Mail –

Ellington Income Opportunities Fund

c/o U.S. Bank Global Fund Services, LLC (or GFS)

PO Box 701

Milwaukee, WI 53201-0701

Overnight Mail –

Ellington Income Opportunities Fund

c/o U.S. Bank Global Fund Services, LLC (or GFS)

615 E Michigan St, 3rd Floor

Milwaukee, WI 53202-5207

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-862-6092 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

Before sending a wire, investors must contact the Transfer Agent at 1-855-862-6092 to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Program — Subsequent Investments

You may participate in the Fund’s automatic investment program, an investment plan that automatically moves money from your bank account and invests it in the Fund through electronic fund transfers or automatic bank drafts. You may elect to make subsequent investments on specified days of each month into your established Fund account. Please contact the Fund at 1-855-862-6092 for more information about the Fund’s automatic investment program.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-855-862-6092. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Fund, or its designee, will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call the Transfer Agent at 1-855-862-6092 for additional assistance when completing an application.

If the Fund, or its designee does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A and Class C shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class A and Class C shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class A and Class C shares.

Class A Shares

Class A shares are sold at the prevailing net asset value per Class A share plus the applicable sales load (which may be reduced as described below). Class A shares are not subject to early withdrawal charge; however, the following are additional features that should be taken into account when purchasing Class A shares:

●	a minimum initial investment of $2,500 and a minimum subsequent investment of $100; and

●	a monthly shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of the Fund attributable to Class A shares.

Investors in Class A shares will pay a sales load based on the amount of their investment, but may range from 0.00% to 5.75%, as set forth in the table below. A payment to the selling broker-dealer (i.e., a dealer reallowance) will be made by the Distributor from the sales load paid by each investor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Invested	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested	Dealer Reallowance
Under $25,000	5.75%	6.10%	5.00%
$25,000 to $49,999	5.00%	5.26%	4.25%
$50,000 to $99,999	4.75%	4.99%	4.00%
$100,000 to $249,999	3.75%	3.83%	3.25%
$250,000 to $499,999	2.50%	2.56%	2.00%
$500,000 to $999,999	2.00%	2.04%	1.75%
$1,000,000 and above	1.00%	1.01%	1.00%

You will be able to buy Class A shares without either a broker commission or dealer manager fee (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services;

●	a current or former director or Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Adviser, Sub-Adviser or their affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Adviser;

●	purchasing shares through a special arrangement to accept payment in kind; or

●	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales load, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested distributions. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund, or its designee, at the time of your purchase. You will need to give the Fund, or its designee, your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

A letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales loads. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a sales load during the 90-day period prior to the Fund, or its designee, receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for Class A shares the Fund purchased during that period at a price including sales load. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of distributions are not aggregated to achieve the stated investment goal.

Class C Shares

Class C shares will be sold at the prevailing NAV per Class C share and are not subject to any upfront sales load. Class C shares are subject to distribution fee of 0.75% and shareholder servicing expenses of 0.25%, but are not subject to early withdrawal charges. Because the Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

However, Class C shares require a minimum initial investment of $2,500 and subsequent investments must be at least $100. These minimums may be reduced in the discretion of the Fund or the Adviser based on consideration of various factors including the investor’s or the financial advisor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time.

Class I Shares

Class I shares are sold at the prevailing NAV per Class I share and are not subject to any upfront sales load. Class I shares are not subject to distribution or shareholder servicing fees or early withdrawal charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales load, the entire amount of your purchase is invested immediately. However, Class I shares require a minimum initial investment of $2,500 and subsequent investments must be at least $1,000. These minimums may be reduced by the Fund in the sole discretion of the Adviser based on consideration of various factors including the investor’s or the financial advisor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time.

Share Class Conversions

Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

LEGAL MATTERS

Certain legal matters regarding the validity of the shares offered hereby have been passed upon by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements. RSM US LLP is located at 555 17th Street, Suite 1200, Denver, Colorado 80202.

ADDITIONAL INFORMATION

Reports to Shareholders

The Fund sends to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-855-862-6092 to discontinue householding and request individual copies of these documents. Individual copies will be sent beginning thirty days after the Fund receives your request to stop householding. This policy does not apply to account statements.

Liability of Shareholders

Shareholders in the Fund will be shareholders of a Delaware statutory trust as provided under Delaware law. Under Delaware law and the Agreement and Declaration of Trust, an Investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a shareholder, except that the Investor may be obligated to repay any funds wrongfully distributed to the shareholder.

Duty of Care of the Board and the Adviser

The Agreement and Declaration of Trust provides that none of the Trustees, officers or the Adviser (including certain of the Adviser’s affiliates, among others) shall be liable to the Fund or any of the shareholders for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The Agreement and Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of the Trustees and officers by the Fund, but not by the shareholders individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. None of these persons will be personally liable to any shareholder for contributions by such shareholder to the capital of the Fund or by reason of any change in the U.S. federal or state income tax laws applicable to the Fund or its shareholders. The rights of indemnification and exculpation provided under the Agreement and Declaration of Trust do not provide for indemnification of a Trustee for any liability, including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Amendment of the Agreement and Declaration of Trust

The Agreement and Declaration of Trust may be amended with the approval of (i) the Board of Trustees, including a majority of the Independent Trustees, if required by the 1940 Act, or (ii) if required, the approval of the shareholders by such vote as is required by the 1940 Act.

Term, Dissolution and Liquidation

Unless dissolved as provided in the Agreement and Declaration of Trust, the Fund shall have perpetual existence. The Fund may be dissolved at any time by vote of a majority of the shares of the Fund entitled to vote or by the Board of Trustees by written notice to the shareholders. Upon dissolution of the Fund, the Board of Trustees shall pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund but for which the identity of the claimant is unknown. If there are sufficient assets held, such claims and obligations shall be paid in full and any such provisions for payment shall be made in full. If there are insufficient assets held with respect to the Fund, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets (including without limitation, cash, securities or any combination thereof) held with respect to the Fund shall be distributed to the Shareholders of, ratably according to the number of Shares held by the several shareholders on the record date for such dissolution distribution.

Other Information

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file no.: 811-23389). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

PRIVACY NOTICE

Rev. March 2020

FACTS	WHAT DOES ELLINGTON INCOME OPPORTUNITIES FUND (“EIOF”) DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:

	● Social Security number	● Purchase History

	● Assets	● Account Balances

	● Retirement Assets	● Account Transactions

	● Transaction History	● Wire Transfer Instructions

● Checking Account Information

When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does EIOF share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share
Questions? Call 1-952-897-5390

Who we are

Who is providing this notice?	Ellington Income Opportunities Fund

What we do
How does EIOF protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does EIOF collect my personal information?	We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?	Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes — information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.

● EIOF does not share with our affiliates.

Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies

● EIOF does not share with non-affiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.

● EIOF doesn’t jointly market.

APPENDIX A: SAI TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY	1
ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, POLICIES, INVESTMENT STRATEGIES AND RISKS	1
MANAGEMENT OF THE FUND	28
CODES OF ETHICS	34
PROXY VOTING POLICIES AND PROCEDURES	34
INVESTMENT ADVISORY AND OTHER SERVICES	35
CONFLICTS OF INTEREST	37
PORTFOLIO MANAGERS	40
QUARTERLY REPURCHASES OF SHARES	41
DISTRIBUTOR	46
ALLOCATION OF BROKERAGE	46
U.S. FEDERAL INCOME TAX MATTERS	47
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	54
OTHER INFORMATION	55
FINANCIAL STATEMENTS	55
APPENDIX A	A-1

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PROSPECTUS

ELLINGTON INCOME OPPORTUNITIES FUND

Class A Shares (EIOAX), Class C Shares (EIOCX),
Class I Shares (EIOMX)
of Beneficial Interest

April 30, 2026

Investment Adviser
Princeton Fund Advisors, LLC

Investment Sub-Adviser
Ellington Global Asset Management, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a Prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

April 30, 2026

ELLINGTON INCOME OPPORTUNITIES FUND

Principal Executive Offices

8500 Normandale Lake Blvd., Suite 1900

Minneapolis MN, 55437

1-855-862-6092

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Ellington Income Opportunities Fund (the “Fund”), dated April 30, 2026 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the shares of the Fund.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-855-862-6092 or by visiting the Fund’s website at www.ellingtonincomefund.com. Information on the website is not incorporated herein by reference. You may obtain information about the Fund on a website maintained by the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov that contains the Fund’s SAI, material incorporated by reference, and other information regarding the Fund. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 16, 2018. The Fund’s principal office is located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN, 55437, and its telephone number is 1-(855)-862-6092. The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid and non-assessable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund engages in a continuous offering of three classes of shares: Class A shares, Class C shares, and Class I shares, each of which is sold through the Prospectus. Class C shares are not operational. Prior to June 30, 2024, the Fund’s Class I shares were designated as “Class M” shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads; (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, the Fund’s Board of Trustees’ (the “Board”) fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares; and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

Princeton Fund Advisors, LLC (the “Adviser”) serves as the Fund’s investment adviser. Ellington Global Asset Management, LLC serves as the Fund’s investment sub-adviser (the “Sub-Adviser”).

ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE,
POLICIES, INVESTMENT STRATEGIES AND RISKS

Investment Objective

The Fund’s investment objective is to seek total return, including capital gains and current income.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

1

1. Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any).

2. Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

3. Purchase securities on margin, except the Fund may (a) obtain such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities; (b) enter into repurchase or reverse repurchase agreements (and purchase securities using the proceeds of such transactions) and (c) pay or transfer margin or collateral in connection with engaging in transactions in derivatives.

4. Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

5. Invest 25% or more of the market value of the Fund’s total assets in the securities of companies or entities engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

6. Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission, invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

7. Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with its investment objectives and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund’s investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

Other Fundamental Policies

1. The Fund may purchase or sell real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

2. The Fund will make quarterly repurchase offers for no less than for 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

2

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Fundamental Policies. The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

Covered Obligations. Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below. Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) written options, and (v) securities sold short.

Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered” when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Board has approved, govern the kinds of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above.

Generally, when the Fund has no other class of senior securities outstanding, it may enter into transactions that may result in the creation of a senior security without covering. In such circumstances, the Fund would treat such transactions as a class of senior securities.

If the Fund is the protection seller in a single-name credit default swap (“CDS”), to consider this position covered, the Fund will need to segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount). When the Fund is a protection seller on a CDS index (such as the CDX), the Fund considers that the amount of the Fund’s obligation that requires coverage is the Fund’s mark-to-market liability.

Short Selling. As described in the Prospectus, the Fund may engage in in short selling for hedging and speculative purposes. Other than for hedging purposes, the Fund has no current intention to sell securities short. However, the Fund may gain short exposure synthetically using derivative instruments.

Additional Information About Principal and Non-Principal Investment Strategies and Risks

Principal Investment Strategies and Risks

Real Estate and Real Estate-Related Assets. Real estate and real estate-related assets (such as mortgage loans and mortgage-backed securities (“MBS”)) are subject to the risks associated with real property. Real estate and real estate related-assets are subject to various risks, including:

●	continued declines in the value of real estate;

3

●	acts of God, including earthquakes, floods, pandemics and other natural disasters, which may result in uninsured losses;

●	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

●	adverse changes in national and local economic and market conditions;

●	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and zoning ordinances;

●	costs of remediation and liabilities associated with environmental conditions such as indoor mold;

●	potential liabilities for other legal actions related to property ownership including tort claims; and

●	the potential for uninsured or under-insured property losses.

Mortgage-Backed Securities. The Fund may invest in a variety of mortgage-related and other asset-backed securities (“ABS”) issued by government agencies or other governmental entities or by private originators or issuers.

Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), mortgage dollar rolls, CMO residuals, adjustable rate mortgage-backed securities (“ARMBS”), stripped mortgage-backed securities (“SMBS”) and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

Mortgage Pass-Through Securities and RMBS. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities (such as securities issued by the Government National Mortgage Association (“GNMA”)) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.

The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of prepayment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The mortgage market in the United States can experience heightened difficulties that may adversely affect the performance and market value of mortgage-related investments. A decline in or flattening of property values may exacerbate delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien residential mortgage loans) Borrowers with adjustable-rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Residential mortgage loan originators any experience serious financial difficulties or bankruptcy. Reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements can caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could occur.

4

The principal U.S. governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. Government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). FNMA is a government-sponsored corporation the common stock of which is owned entirely by private stockholders. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. Government. FHLMC was created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. It is a government-sponsored corporation formerly owned by the twelve Federal Home Loan Banks but the common stock of which is now owned entirely by private stockholders. FHLMC issues Participation Certificates (“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. Government.

On September 6, 2008, FHFA placed FNMA and FHLMC into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. FHFA selected a new chief executive officer and chairman of the board of directors for each of FNMA and FHLMC. In connection with the conservatorship, the U.S. Treasury entered into a Senior Preferred Stock Purchase Agreement with each of FNMA and FHLMC pursuant to which the U.S. Treasury will purchase up to an aggregate of $100 billion of each of FNMA and FHLMC to maintain a positive net worth in each enterprise. This agreement contains various covenants that severely limit each enterprise’s operations. In exchange for entering into these agreements, the U.S. Treasury received $1 billion of each enterprise’s senior preferred stock and warrants to purchase 79.9% of each enterprise’s common stock. On February 18, 2009, the U.S. Treasury announced that it was doubling the size of its commitment to each enterprise under the Senior Preferred Stock Program to $200 billion. The U.S. Treasury’s obligations under the Senior Preferred Stock Program are for an indefinite period of time for a maximum amount of $200 billion per enterprise. FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. The Senior Preferred Stock Purchase Agreement is intended to enhance each of FNMA’s and FHLMC’s ability to meet its obligations. The FHFA has indicated that the conservatorship of each enterprise will end when the director of FHFA determines that FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed.

5

The U.S. Government, through the U.S. Treasury, FHA, and the Federal Deposit Insurance Corporation (“FDIC”), has implemented various programs designed to provide homeowners with assistance in avoiding mortgage loan foreclosures. The programs may involve, among other things, the modification of mortgage loans to reduce the principal amount of the loans or the rate of interest payable on the loans, or to extend the payment terms of the loans. Loan modification and refinance programs may adversely affect the performance of credit sensitive RMBS, and residential mortgage loans. In the case of credit sensitive RMBS, a significant number of loan modifications with respect to a given security, including those related to principal forgiveness and coupon reduction, could negatively impact the realized yields and cash flows on such security. Similarly, principal forgiveness and/or coupon reduction could negatively impact the performance of any residential mortgage loans we own. In addition, it is also likely that loan modifications would result in increased prepayments on some RMBS.

The U.S. Congress and various state and local legislatures are considering, and in the future may consider, mortgage-related legislation that would affect our business, including legislation that would permit limited assignee liability for certain violations in the mortgage loan origination process, and legislation that would allow judicial modification of loan principal in the event of personal bankruptcy. The Fund cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting its contemplated investments or whether any such legislation will require the Fund to change its practices or make changes in its portfolio in the future. These changes, if required, could materially adversely affect the Fund, particularly if we make such changes in response to new or amended laws, regulations or ordinances in any state where the Fund acquires a significant portion of its mortgage loans, or if such changes result in the Fund being held responsible for any violations in the mortgage loan origination process.

The existing loan modification programs, together with future legislative or regulatory actions, including possible amendments to the bankruptcy laws, which result in the modification of outstanding residential mortgage loans and/or changes in the requirements necessary to qualify for refinancing mortgage loans with Fannie Mae, Freddie Mac, or Ginnie Mae, may adversely affect the value of, and the returns on, the Fund’s assets.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund’s investment quality standards. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. The Fund may buy mortgage-related securities without insurance or guarantees if, the Sub-Adviser determines that the securities meet the Fund’s risk/reward standards. Securities issued by certain private organizations may not be readily marketable.

The Fund’s portfolio includes credit sensitive RMBS which are backed by residential mortgage loans that do not conform to the Fannie Mae or Freddie Mac underwriting guidelines, including subprime, manufactured housing, Alt-A, and prime jumbo mortgage loans. Consequently, the principal and interest on credit sensitive RMBS, unlike those on agency RMBS, are not guaranteed by government sponsored entities (“GSEs”) such as Fannie Mae and Freddie Mac or, in the case of Ginnie Mae, the U.S. Government.

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Credit sensitive RMBS are subject to many of the risks of the respective underlying mortgage loans. A residential mortgage loan is typically secured by single-family residential property and is subject to risks of delinquency and foreclosure and risk of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, unemployment, acts of God, terrorism, social unrest, and civil disturbances, may impair borrowers’ abilities to repay their mortgage loans. In periods following home price declines, “strategic defaults” (decisions by borrowers to default on their mortgage loans despite having the ability to pay) also may become more prevalent.

In the event of defaults under mortgage loans backing any of the Fund’s credit sensitive RMBS, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. The law informally known as the Tax Cuts and Jobs Act (“TCJA”), which was enacted in 2017, reduced the mortgage interest deduction and the state and local income and property tax deduction. These changes could adversely impact housing prices in markets to which we have exposure.

Additionally, in the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. If borrowers default on the mortgage loans backing the Fund’s credit sensitive RMBS and the Fund is unable to recover any resulting loss through the foreclosure process, the Fund could be materially adversely affected.

Less stringent underwriting guidelines and the resultant potential for delinquencies or defaults on certain mortgage loans could lead to losses on many of the credit sensitive RMBS the Fund holds.

Many of the credit sensitive RMBS in which the Fund invests are collateralized by Alt-A and subprime mortgage loans, which are mortgage loans that were originated using less stringent underwriting guidelines than those used in underwriting prime mortgage loans (mortgage loans that generally conform to Fannie Mae or Freddie Mac underwriting guidelines). These underwriting guidelines were more permissive as to borrower credit history or credit score, borrower debt-to-income ratio, loan-to-value ratio, and/or as to documentation (such as whether and to what extent borrower income was required to be disclosed or verified). In addition, even when specific underwriting guidelines were represented by loan originators as having been used in connection with the origination of mortgage loans, these guidelines were in many cases not followed as a result of aggressive lending practices, fraud (including borrower or appraisal fraud), or other factors. Mortgage loans that were underwritten pursuant to less stringent or looser underwriting guidelines, or that were poorly underwritten to their stated guidelines, have experienced, and should be expected to experience in the future, substantially higher rates of delinquencies, defaults, and foreclosures than those experienced by mortgage loans that were underwritten in a manner more consistent with Fannie Mae or Freddie Mac guidelines. Thus, because of the higher delinquency rates and losses associated with Alt-A and subprime mortgage loans, the performance of RMBS backed by Alt-A and subprime mortgage loans that the Fund may acquire could be correspondingly adversely affected, which could adversely impact our business, financial condition and results of operations.

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The Fund depends on a variety of services provided by third-party service providers related to its credit sensitive RMBS, European assets, and mortgage loans and loan pools. The Fund relies on the mortgage servicers who service the mortgage loans backing its credit sensitive RMBS, its European assets, as well as the mortgage loans and loan pools that the Fund owns directly, to, among other things, collect principal and interest payments on the underlying mortgages and perform loss mitigation services. These mortgage servicers and other service providers to the Fund’s credit sensitive RMBS, and European assets, such as trustees, bond insurance providers, due diligence vendors, and custodians, may not perform in a manner that promotes the Fund’s interests. In addition, legislation that has been enacted or that may be enacted in order to reduce or prevent foreclosures through, among other things, loan modifications, may reduce the value of mortgage loans backing the Fund’s credit sensitive RMBS or whole mortgage loans that it acquires. Mortgage servicers may be incentivized by the U.S. federal, state, or local governments to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgage loans. In addition to legislation that creates financial incentives for mortgage loan servicers to modify loans and take other actions that are intended to prevent foreclosures, legislation has also been adopted that creates a safe harbor from liability to creditors for servicers that undertake loan modifications and other actions that are intended to prevent foreclosures. Finally, legislation has been adopted that delays the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limit the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans underlying the mortgage servicing rights. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a result of these legislative actions, the mortgage loan servicers on which the Fund relies may not perform in its best interests or up to its expectations. If the applicable third-party service providers, including mortgage servicers, do not perform as expected, the Fund may be materially adversely affected.

The Fund relies on mortgage servicers for our loss mitigation efforts, and the Fund also may engage in its own loss mitigation efforts with respect to whole mortgage loans that the Fund owns directly. Such loss mitigation efforts may be unsuccessful or not cost effective.

Both default frequency and default severity of mortgage loans are highly dependent on the quality of the mortgage servicer. The Fund depend on the loss mitigation efforts of mortgage servicers and in some cases “special servicers,” which are mortgage servicers who specialize in servicing non-performing loans. If mortgage servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers are far less likely to make those payments. In addition, for the whole mortgage loans that the Fund owns directly, the Fund may engage in its own loss mitigation efforts over and beyond the efforts of the mortgage servicers, including more hands-on mortgage servicer oversight and management, borrower refinancing solicitations, as well as other efforts. These loss mitigation efforts may be unsuccessful in limiting delinquencies, defaults, and losses, or may not be cost effective, which may materially adversely affect the Fund. In addition, the Fund’s ability to accomplish such loss mitigation may be limited by the tax rules governing publicly traded partnerships.

One of the biggest risks for credit sensitive RMBS is the uncertainty around the timing and ability of servicers to foreclose on defaulted loans, so that they can liquidate the underlying properties and ultimately pass the liquidation proceeds through to RMBS holders. Given the magnitude of the housing crisis, and in response to the well-publicized failures of many servicers to follow proper foreclosure procedures, mortgage servicers are being held to much higher foreclosure-related documentation standards than they previously were. However, because many mortgages have been transferred and assigned multiple times (and by means of varying assignment procedures) throughout the origination, warehouse, and securitization processes, mortgage servicers are generally having much more difficulty furnishing the requisite documentation to initiate or complete foreclosures. This leads to stalled or suspended foreclosure proceedings, and ultimately additional foreclosure-related costs. Foreclosure-related delays also tend to increase ultimate loan loss severities as a result of property deterioration, amplified legal and other costs, and other factors. Many factors delaying foreclosure, such as borrower lawsuits and judicial backlog and scrutiny, are outside of a servicer’s control and have delayed, and will likely continue to delay, foreclosure processing in both judicial states (where foreclosures require court involvement) and non-judicial states. The concerns about deficiencies in foreclosure practices of servicers and related delays in the foreclosure process may impact our loss assumptions and affect the values of, and the Fund’s returns on and investments in RMBS and residential mortgage loans.

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To the extent that due diligence is conducted on potential assets, such due diligence may not reveal all of the risks associated with such assets and may not reveal other weaknesses in such assets, which could lead to losses. Before making an investment, the Sub-Adviser may decide to conduct (either directly or using third parties) certain due diligence. There can be no assurance that the Sub-Adviser will conduct any specific level of due diligence, or that, among other things, the Sub-Adviser’s due diligence processes will uncover all relevant facts or that any purchase will be successful, which could result in losses on these assets, which, in turn, could adversely affect the Fund.

Sellers of the mortgage loans that the Fund acquires, or that underlie the credit sensitive RMBS in which the Fund invests, may be unable to repurchase defective mortgage loans, which could have a material adverse effect on the value of the Fund’s loans, or the loans held by the trust that issued the RMBS, and could cause shortfalls in the payments due on the RMBS or losses on the mortgage loans.

Sellers of mortgage loans that the Fund acquires or that are sold to the trusts that issued the credit sensitive RMBS in which the Fund invests made various representations and warranties related to the mortgage loans sold by them to the Fund or the trusts that issued the RMBS. If a seller fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the Fund, or the trustee or the servicer of the loans, may have the right to require that the seller repurchase the defective mortgage loan (or in some cases substitute a performing mortgage loan). It is possible, however, that for financial or other reasons, the seller either may not be capable of repurchasing defective mortgage loans, or may dispute the validity of or otherwise resist its obligation to repurchase defective mortgage loans. The inability or unwillingness of a seller to repurchase defective mortgage loans from the Fund or from a credit sensitive RMBS trust in which the Fund invests would likely cause higher rates of delinquencies, defaults, and losses for the mortgage loans the Fund holds, or the mortgage loans backing such credit sensitive RMBS, and ultimately greater losses for the Fund’s investment in such assets.

Certain securities that the Fund acquires are deemed by rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Other securities that the Fund acquires have the lowest quality ratings or are unrated. Many securities that the Fund acquires are subordinated in cash flow priority to other more “senior” securities of the same securitization. The exposure to defaults on the underlying mortgages is severely magnified in subordinated securities. Certain subordinated securities (“first loss securities”) absorb all losses from default before any other class of securities is at risk. Such securities therefore are considered to be highly speculative investments. Also, the risk of declining real estate values, in particular, is amplified in subordinated RMBS, as are the risks associated with possible changes in the market’s perception of the entity issuing or guaranteeing them, or by changes in government regulations and tax policies. Accordingly, the subordinated and lower-rated (or unrated) securities in which the Fund invests may experience significant price and performance volatility relative to more senior or higher-rated securities, and they are subject to greater risk of loss than more senior or higher-rated securities which, if realized, could materially adversely affect the Fund.

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The Fund may invest in second-lien mortgage loans or RMBS backed by such loans. If a borrower defaults on a second-lien mortgage loan or on its senior debt (i.e., a first-lien loan, in the case of a residential mortgage loan), or in the event of a borrower bankruptcy, such loan will be satisfied only after all senior debt is paid in full. As a result, if the Fund invests in second-lien mortgage loans and the borrower defaults, the Fund may lose all or a significant part of its investment.

Prepayment rates can change, adversely affecting the performance of the Fund’s assets. The frequency at which prepayments (including both voluntary prepayments by borrowers and liquidations due to defaults and foreclosures) occur on mortgage loans, including those underlying the Fund’s RMBS, is affected by a variety of factors, including the prevailing level of interest rates as well as economic, demographic, tax, social, legal, and other factors. Generally, borrowers tend to prepay their mortgages when prevailing mortgage rates fall below the interest rates on their mortgage loans. When borrowers prepay their mortgage loans at rates that are faster or slower than expected, it results in prepayments that are faster or slower than expected on such loans or the related RMBS. These faster or slower than expected payments may adversely affect the Fund’s profitability.

The Fund may purchase securities or loans that have a higher interest rate than the then-prevailing market interest rate. In exchange for this higher interest rate, the Fund may pay a premium to par value to acquire the security or loan. In accordance with U.S. GAAP, the Fund amortizes this premium as an expense over the expected term of the security or loan based on its prepayment assumptions. If a security or loan is prepaid in whole or in part at a faster than expected rate, however, the Fund must expense all or a part of the remaining unamortized portion of the premium that was paid at the time of the purchase, which will adversely affect the Fund.

The Fund also may purchase securities or loans that have a lower interest rate than the then-prevailing market interest rate. In exchange for this lower interest rate, the Fund may pay a discount to par value to acquire the security or loan. The Fund accretes this discount as income over the expected term of the security or loan based on the Fund’s prepayment assumptions. If a security or loan is prepaid at a slower than expected rate, however, the Fund must accrete the remaining portion of the discount at a slower than expected rate. This will extend the expected life of investment portfolio and result in a lower than expected yield on securities and loans purchased at a discount to par.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise. Since many RMBS, especially fixed rate RMBS, will be discount securities when interest rates are high, and will be premium securities when interest rates are low, these RMBS may be adversely affected by changes in prepayments in any interest rate environment. Prepayment rates are also affected by factors not directly tied to interest rates, and are difficult to predict. Prepayments can also occur when borrowers sell their properties or when borrowers default on their mortgages and the mortgages are prepaid from the proceeds of a foreclosure sale of the underlying property and/or from the proceeds of a mortgage insurance policy or other guarantee. Consequently, prepayment rates also may be affected by conditions in the housing and financial markets, which may result in increased delinquencies on mortgage loans. Prepayment rates can also be affected by general economic conditions, and the relative interest rates on fixed and adjustable rate loans.

The adverse effects of prepayments may impact the Fund in various ways. First, particular investments may experience outright losses, as in the case of interest only strips (“IOs”) and inverse interest only strip in an environment of faster actual or anticipated prepayments. Second, particular investments may underperform relative to any hedges that the Sub-Adviser may have constructed for these assets, resulting in a loss to the Fund. In particular, prepayments (at par) may limit the potential upside of many RMBS to their principal or par amounts, whereas their corresponding hedges often have the potential for unlimited loss. Furthermore, to the extent that faster prepayment rates are due to lower interest rates, the principal payments received from prepayments will tend to be reinvested in lower-yielding assets, which may reduce the Fund’s income in the long run. Therefore, if actual prepayment rates differ from anticipated prepayment rates, the Fund could be materially adversely affected.

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The Fund’s fixed rate investments, especially most fixed rate mortgage loans, fixed rate MBS, and most MBS backed by fixed rate mortgage loans, decline in value when long-term interest rates increase. In the case of RMBS backed by ARMs, increases in interest rates can lead to increases in delinquencies and defaults as borrowers become less able to make their mortgage payments following interest payment resets. Additionally, an increase in short-term interest rates would increase the amount of interest owed on any of the Fund’s reverse repo borrowings.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of targeted assets available to the Fund, which could adversely affect the Fund’s ability to acquire assets that satisfy its investment objectives. If rising interest rates cause the Fund to be unable to acquire a sufficient volume of the Fund’s targeted assets with a yield that is above its borrowing cost, the Fund’s ability to satisfy its investment objective may be materially and adversely affected.

Residential mortgage loans, including residential NPLs, non-QM loans and residential transition loans are subject to increased risk of loss. Residential mortgage loans generally are not guaranteed by the U.S. Government or any GSE, though in some cases they may benefit from private mortgage insurance. Additionally, by directly acquiring residential mortgage loans, the Fund does not receive the structural credit enhancements that benefit senior tranches of RMBS. A residential mortgage loan is directly exposed to losses resulting from default. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower, and the priority and enforceability of the lien will significantly impact the value of such mortgage loan. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, and any costs or delays involved in the foreclosure or liquidation process may increase losses.

Residential mortgage loans are also subject to property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies, or “special hazard risk,” and to reduction in a borrower’s mortgage debt by a bankruptcy court, or “bankruptcy risk.” In addition, claims may be assessed against the Fund on account of its position as a mortgage holder or property owner, including assignee liability, environmental hazards, and other liabilities. The Fund could also be responsible for property taxes. In some cases, these liabilities may be “recourse liabilities” or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

If the Fund subsequently resells any mortgage loans that the Fund acquires, it would generally be required to make customary representations and warranties about such loans to the loan purchaser. The Fund’s residential mortgage loan sale agreements and terms of any securitizations into which the Fund sells loans will generally require the Fund to repurchase or substitute loans in the event the Fund breaches a representation or warranty given to the loan purchaser. In addition, the Fund may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. The remedies available to a purchaser of mortgage loans are generally broader than those available to the Fund against an originating broker or correspondent. Repurchased loans are typically worth only a fraction of the original price. Significant repurchase activity could materially adversely affect the Fund.

Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage- or asset-backed securities.

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Adjustable Rate Mortgage-Backed Securities. ARMBSs have interest rates that reset at periodic intervals. Acquiring ARMBSs permits the Fund to participate in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARMBSs are based. Such ARMBSs generally have higher current yield and lower price fluctuations than is the case with more traditional fixed-income instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Fund can reinvest the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARMBSs, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, the Fund, when holding an ARMBS, does not benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARMBSs behave more like fixed-income instruments and less like adjustable-rate securities and are subject to the risks associated with fixed-income instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable-rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.

Collateralized Loan Obligations. The Fund may invest in CLOs, which are debt instruments typically backed by a pool of loans. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the CLO in which the Fund invests. Some CLOs have credit ratings, but are typically issued in various classes with various priorities. Normally, CLOs are privately offered and sold (that is, they are not registered under the securities laws) and may be characterized by the Fund as illiquid securities; however, an active dealer market may exist for CLOs that qualify for Rule 144A transactions. In addition to the normal interest rate, default and other risks of fixed income securities, CLOs carry additional risks, including the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in CLOs that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results.

Commercial Mortgage Loans and Commercial Mortgage-Backed Securities. Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risk of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

●	tenant mix;

●	declines in tenant income and/or changes to tenant businesses;

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●	property management decisions;

●	property location, condition, and design;

●	new construction of competitive properties;

●	changes in laws that increase operating expenses or limit rents that may be charged;

●	changes in national, regional, or local economic conditions and/or specific industry segments, including the credit and securitization markets;

●	declines in regional or local real estate values;

●	declines in regional or local rental or occupancy rates;

●	increases in interest rates, real estate tax rates, and other operating expenses;

●	costs of remediation and liabilities associated with environmental conditions;

●	the potential for uninsured or underinsured property losses;

●	changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation, and the related costs of compliance; and

●	acts of God, terrorist attacks, social unrest, and civil disturbances.

In the event of any default under a mortgage loan held directly by the Fund, it will bear a risk of loss to the extent of any deficiency between the value of the collateral and the Fund’s cost basis in the outstanding principal and accrued interest of the mortgage loan.

In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

CMBS include securities that reflect an interest in, and are secured by, commercial mortgage loans. Accordingly, the CMBS in which the Fund invests in are subject to all of the risks of the respective underlying commercial mortgage loans, which in turn reflect many of the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

The Fund’s investments in CMBS are at risk of loss. In general, losses on real estate securing a mortgage loan included in a securitization will be borne first by the owner of the property, then by the holder of a mezzanine loan or a subordinated participation interest in a bifurcated first lien loan, or “B-Note,” if any, then by the “first loss” subordinated security holder (generally, the B-piece buyer) and then by the holder of a higher-rated security. In the event of losses on mortgage loans included in a securitization and the subsequent exhaustion of any applicable reserve fund, letter of credit, or classes of securities junior to those in which the Fund invests, the Fund may not be able to recover all of its investment in the securities the Fund purchases. In addition, if any of the real estate underlying the securitization mortgage portfolio has been overvalued by the originator, or if real estate values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related CMBS, the Fund may incur losses. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments.

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For the CMBS investments targeted by the Fund, overall control over the special servicing of the related underlying mortgage loans will be held by a “directing certificate holder” or a “controlling class representative,” which is generally appointed by the holders of the most subordinate class of CMBS in such series. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect the Fund’s interests.

A portion of the Fund’s investments may be in the form of commercial and residential mortgage loans, including subprime mortgage loans and non-performing and sub-performing mortgage loans, which are subject to increased risks of loss. Such loans may become non-performing or sub-performing for a variety of reasons, including because the underlying property is too highly leveraged or the borrower falls upon financial distress. Such non-performing or sub-performing loans may require a substantial amount of workout negotiations and/or restructuring, which may divert the attention of the Sub-Adviser from other activities and entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments, and a substantial write-down of the principal of the loan. However, even if such restructuring were successfully accomplished, a risk exists that the borrower will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity. In addition, the Fund’s ability to accomplish such restructuring may be limited by the tax rules governing publicly traded partnerships.

In addition, certain non-performing or sub-performing loans that the Fund may acquire may have been originated by financial institutions that are or may become insolvent, suffer from serious financial stress, or are no longer in existence.

As a result, the standards by which such loans were originated, the recourse to the selling institution, and/or the standards by which such loans are being serviced or operated may be adversely affected. Further, loans on properties operating under the close supervision of a mortgage lender are, in certain circumstances, subject to certain additional potential liabilities that may exceed the value of the Fund’s investment.

In the future, it is possible that the Fund may find it necessary or desirable to foreclose on some, if not many, of the loans it acquires, and the foreclosure process may be lengthy and expensive. Borrowers or junior lenders may resist mortgage foreclosure actions by asserting numerous claims, counterclaims, and defenses against the Fund including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force the lender into a modification of the loan or capital structure or a favorable buy-out of the borrower’s or junior lender’s position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file, or a junior lender may cause the borrower to file, for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure and associated litigation may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Even if the Fund is successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund, and the borrower or junior lenders may continue to challenge whether the foreclosure process was commercially reasonable, which could result in additional costs and potential liability. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property, or defending challenges brought after the completion of a foreclosure, will further reduce the liquidation proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value the Fund realizes from the loans in which the Fund invests.

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Whether or not the Sub-Adviser has participated in the negotiation of the terms of any such mortgage loans, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of the Fund’s rights. In the event of a foreclosure, the Fund may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund.

Commercial mortgage loans are also subject to special hazard risk and to bankruptcy risk. In addition, claims may be assessed against us on account of the Fund’s position as mortgage holder or property owner, including assignee liability, responsibility for tax payments, environmental hazards and other liabilities. In some cases, these liabilities may be “recourse liabilities” or may otherwise lead to losses in excess of the purchase price of the related mortgage or property.

ABS. ABS represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements, aircraft and aircraft equipment loans, and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

The Fund may invest in asset-backed securities. Such securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund’s ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that the Fund invests in ABS, the values of the Fund’s portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of ABS.

ABS present certain additional risks because ABS generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the ABS. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an ABS defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on these securities.

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Small Business Administration Loans Interest Only Strips (COOFs). The Fund may invest in Confirmation of Originator’s Fees (“COOFs”) relating to loans issued by The United States Small Business Administration, an agency of the United States Government (the “SBA”). Each COOF evidences an interest-only strip of the government guaranteed portion of the underlying loans originated to small businesses for a variety of purposes, including the purchase, expansion or conversion of land or buildings, and the acquisition of material, supplies, equipment and working capital, where such small businesses are not able to obtain financing through conventional lending channels. The underlying loans are business loans that may be secured, in whole or in part, by commercial and/or residential real estate. The yield to maturity on a COOF is extremely sensitive to the rate of principal payments (including prepayments) and defaults on the loans underlying the COOFs, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the loans underlying the COOFs experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities.

Syndicated Loans and Participations and Risks Related to Exposure to Certain Types of Loans. The Fund’s investment program may include significant amounts of syndicated loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws, (ii) so-called “lender liability” claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participations in a portion of a loan typically result in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

The Fund may be subject to risks associated with syndicated loans. Under the documentation for syndicated loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. In most cases for the Fund’s syndicated loan investments, the Fund does not expect to hold a sufficient amount of the indebtedness to be able to compel any actions by the agent. Consequently, the Fund would only be able to direct such actions if instructions from the Fund were made in conjunction with other holders of associated indebtedness that together with the Fund compose the requisite percentage of the related indebtedness then entitled to take action. Conversely, if holders of the required amount of the associated indebtedness other than the Fund desire to take certain actions, such actions may be taken even if the Fund did not support such actions. Furthermore, if a syndicated loan is subordinated to one or more senior loans made to the applicable obligor, the ability of the Fund to exercise such rights may be subordinated to the exercise of such rights by the senior lenders. Whenever the Fund is unable to direct such actions, the parties taking such actions may not have interests that are aligned with us, and the actions taken may not be in the Fund’s best interests. In addition, the Fund’s ability to direct such actions may be limited by the tax rules governing publicly traded partnerships.

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If an investment is a syndicated revolving loan or delayed drawdown loan, other lenders may fail to satisfy their full contractual funding commitments for such loan, which could create a breach of contract, result in a lawsuit by the obligor against the lenders and adversely affect the fair market value of the Fund’s investment.

There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, the Fund may be unable to remove the agent in circumstances in which removal would be in the Fund’s best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice, and the Fund may not find a replacement agent on a timely basis, or at all, in order to protect our investment.

The Fund’s investment program may include significant amounts of loans made to individuals, including mortgage loans and consumer loans. As a result of these loan investments, the Fund could be subject to liability for potential violations of predatory lending laws, which could materially adversely affect the Fund. Loan originators and servicers are required to comply with various federal, state and local laws and regulations, including anti-predatory lending laws and laws and regulations imposing certain restrictions on requirements on high cost loans. Failure of loan originators or servicers to comply with these laws, to the extent any of their loans become part of our assets, could subject the Fund, as an assignee or purchaser of the related loans, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. Named defendants in these cases have included assignees or purchasers of certain types of loans the Fund may invest in. If the loans are found to have been originated in violation of predatory or abusive lending laws, the Fund could incur losses, which could materially adversely affect the Fund.

The Fund is exposed to the performance of consumer loans both through the consumer loans that it owns directly, and through those consumer loans to which the Fund is exposed indirectly through its ownership of consumer-loan-backed ABS. The ability of borrowers to repay consumer loans may be adversely affected by numerous borrower-specific factors, including unemployment, divorce, major medical expenses or personal bankruptcy. General factors, including an economic downturn, high energy costs or acts of God or terrorism, may also affect the financial stability of borrowers and impair their ability or willingness to repay their loans. Whenever any of the Fund’s consumer loans defaults, the Fund is at risk of loss to the extent of any deficiency between the liquidation value of the collateral, if any, securing the loan, and the principal and accrued interest of the loan. Many of the Fund’s anticipated investments in consumer loans are unsecured, or are secured by collateral (such as an automobile) that depreciates rapidly; as a result, these loans may be at greater risk of loss than residential real estate loans. Pursuing any remaining deficiency following a default is often difficult or impractical, especially when the borrower has a low credit score, making further substantial collection efforts unwarranted. In addition, repossessing personal property securing a consumer loan can present additional challenges, including locating and taking physical possession of the collateral. The Fund relies on servicers who service these consumer loans, to, among other things, collect principal and interest payments on the loans and perform loss mitigation services, and these servicers may not perform in a manner that promotes the Fund’s interests. Since the Fund purchases some of its consumer loans and its consumer-loan-backed ABS at a premium to the remaining unpaid principal balance, the Fund may incur a loss when such loans are voluntarily prepaid. There can be no guarantee that the Fund will not suffer unexpected losses on its investments as a result of the factors set out above, which could materially adversely affect the Fund.

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Certain consumer advocacy groups, media reports, and federal and state legislators have asserted that laws and regulations should be tightened to severely limit, if not eliminate, the availability of certain consumer loan products. The consumer advocacy groups and media reports generally focus on higher cost consumer loans, which are typically made to less creditworthy borrowers, and which bear interest rates that are higher than the interest rates typically charged by lending institutions to more creditworthy consumers. These consumer advocacy groups and media reports have characterized these consumer loans as predatory or abusive. If the negative characterization of these types of loans becomes increasingly accepted by consumers, legislators or regulators, our reputation, as a purchaser of such loans, could be negatively impacted. Furthermore, if legislators or regulators take action against originators of consumer loans or provide for payment relief for borrowers, we could incur additional losses on the consumer loans we have purchased.

Derivatives. The Fund may generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed. The Fund has filed a notice of eligibility for exclusion from the definition of the term CPO with the CFTC and NFA, which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the CEA and is subject to limitations on its use of derivatives. The use of derivatives that are subject to regulation by the CFTC by the Fund could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC. The Fund reserves the right to elect to rely on other applicable exemptions under CEA rules, which may increase the Fund’s regulatory compliance obligations and expenses and lessen regulatory limitations on the Fund’s permitted derivatives exposure associated with reliance on CFTC Regulation 4.5.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Sub-Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

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Hedging instruments and other derivatives, including certain types of credit default swaps, involve risk because they may not, in many cases, be traded on exchanges and may not be guaranteed or regulated by any U.S. or foreign governmental authorities. Consequently, for these instruments, there may be less stringent requirements with respect to record keeping and compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The Sub-Adviser has only a limited internal credit function to evaluate the creditworthiness of its counterparties, mainly relying on its experience with such counterparties and their general reputation as participants in these markets. The business failure of a hedging counterparty with whom the Fund enters a hedging transaction will most likely result in a default under the agreement governing the hedging arrangement. Default by a party with whom the Fund enters a hedging transaction, such as occurred with Lehman Brothers in 2008, may result in losses and may force the Sub-Adviser to re-initiate similar hedges with other counterparties at the then-prevailing market levels. Generally the Fund will seek to reserve the right to terminate the Fund’s hedging transactions upon a counterparty’s insolvency, but absent an actual insolvency, the Fund may not be able to terminate a hedging transaction without the consent of the hedging counterparty, and the Fund may not be able to assign or otherwise dispose of a hedging transaction to another counterparty without the consent of both the original hedging counterparty and the potential assignee. If the Fund terminates a hedging transaction, the Fund may not be able to enter a replacement contract in order to cover the Fund’s risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and therefore the Fund may be required to maintain any hedging position until exercise or expiration, which could adversely affect the Fund.

The CFTC and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position which any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that trading decisions may have to be modified and that positions held may have to be liquidated to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect the Fund.

Swap Agreements. The Fund may enter into swap agreements, which generally include equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Sub-Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to many years. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

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The Fund enters interest rate swaps and credit default swaps (“CDS”) on corporations or on corporate indices (“CDX”) to hedge risks associated with its portfolio. Entities entering such swaps are exposed to credit losses in the event of non-performance by counterparties to these transactions. The CFTC issued rules regarding such swaps under the authority granted to it pursuant to the Dodd-Frank Act.

The rules primarily impact the Fund’s trading of these instruments in two ways. First, certain newly executed swaps, including many interest rate and credit default swaps, are subject to mandatory clearing through a central counterparty clearinghouse (“CCP”). It is the intent of the Dodd-Frank Act that, by mandating the clearing of swaps in this manner, swap counterparty risk would not become overly concentrated in any single entity, but rather would be spread and centralized among the CCP and its members. The Fund is not a direct member of any CCP, so the Fund must access the CCPs through a futures commission merchant (“FCM”) which acts as intermediary between the Fund and the CCP with respect to all facets of the transaction, including the posting and receipt of required collateral. If the Fund lost access to its FCMs or CCPs, the Fund could potentially be unable to use interest rate swaps and credit default swaps to hedge its risks.

The second way that the rules impact the Fund’s trading of these instruments is the Swap Execution Facility (“SEF”) mandate, which requires that the Fund execute most interest rate swaps and CDX on an electronic platform, rather than over the phone or in some other manner. If the Fund were to lose access to its selected SEFs or the Fund were otherwise unable to communicate with them, this would prevent the Fund from being able to trade these instruments. If the Fund were unable to execute our hedging trades in a timely manner, particularly in a volatile market environment, the Fund may not be able to execute our strategies in the most advantageous manner.

In addition to subjecting the Fund’s swap transactions to greater initial margin requirements and additional transaction fees charged by CCPs, FCMs, and SEFs, the Fund’s swap transactions are now subjected to greater regulation by both the CFTC and the SEC. These additional fees, costs, margin requirements, documentation, and regulation could adversely affect the Fund.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund’s position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call and put options for both hedging and speculative purposes. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

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In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The Fund may enter futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund’s assets. No assurance can be made that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit, or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions, and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market and to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Sub-Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

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Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associate with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Restricted and Illiquid Investments. The Fund may not be able to readily dispose of illiquid investments at prices that approximate those at which the Fund could sell such investments if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities (“Rule 144A Securities”) eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid investments in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, in connection with the Fund’s liquidity policies, the Board has directed the Sub-Adviser to monitor carefully the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Short Sales. The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, risk management, to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

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If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain.

Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

Foreign Securities. The Fund may invest in non-U.S. companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Stripped Mortgage-Backed Securities. SMBSs are derivative multi-class mortgage securities. SMBSs may be issued by agencies or instrumentalities of the U.S. Government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. SMBSs are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO” class), while the other class will receive all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the Fund’s yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may fail to recoup some or all of its initial investment in these securities even if the security is in one of the highest rating categories.

CMO Residuals. CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing. The cash flow generated by the mortgage assets underlying a series of a CMO is applied first to make required payments of principal and interest on the CMO and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the prepayment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to prepayments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of stripped mortgage-backed securities (described below). In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances the Fund may fail to recoup fully its initial investment in a CMO residual. CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. CMO residuals may, or pursuant to an exemption therefrom, may not, have been registered under the Securities Act. CMO residuals, whether or not registered under the Securities Act, may be subject to certain restrictions on transferability. Collateralized Mortgage Obligations. A CMO is a debt obligation of a legal entity that is collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA and their income streams. CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including prepayments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including prepayments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full. CMOs may be less liquid and may exhibit greater price volatility than other types of mortgage-or asset-backed securities.

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Non-Principal Investment Strategies and Risks

Cash Equivalents Short-Term Debt Securities, and Money Market Instruments. For temporary defensive purposes or otherwise, the Fund may invest up to 100% of its assets in cash equivalents, short-term debt securities, money market instruments and money market mutual funds. Short-term debt investments having a remaining maturity of 60 days or less when purchased will be valued at cost, adjusted for amortization of premiums and accretion of discounts. Short-term debt securities are defined to include, without limitation, the following:

1. U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by other U.S. government agencies or instrumentalities. U.S. government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. In 2008, the Federal Housing Finance Agency (“FHFA”) placed the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) into conservatorship. As conservator, FHFA succeeded to all rights, titles, powers and privileges of Fannie Mae and Freddie Mac and of any stockholder, officer or director of Fannie Mae and Freddie Mac and the assets of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all its obligations, including its guaranty obligations, associated with its mortgage-backed securities. There is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will lose value or default. See “MBS—Mortgage Pass-Through Securities” below. The Sub-Adviser will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so;

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2. Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the FDIC;

3. Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Sub-Adviser monitors the value of the collateral at the time the action is entered and at all times during the term of the repurchase agreement. The Sub-Adviser does so to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws; and

4. Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Sub-Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and banker’s acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements. Money market mutual funds are mutual funds holding primarily money market instruments.

Distressed Investments. The Fund’s investments in distressed debt have significant risk of loss, and the Fund’s efforts to protect our distressed debt investments may involve large costs and may not be successful. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt in which the Fund invests will eventually be satisfied (e.g., through liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt the Fund holds, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. If the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, the Fund may be restricted from disposing of such securities. In addition, the Fund’s ability to participate in such negotiations may be limited by the tax rules governing publicly traded partnerships.

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The Fund may hold the debt securities and loans of companies that are more likely to experience bankruptcy or similar financial distress, such as companies that are thinly capitalized, employ a high degree of financial leverage, are in highly competitive or risky businesses, are in a start-up phase, or are experiencing losses. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversarial proceedings and are beyond the control of the creditors. A bankruptcy filing by a company whose debt the Fund has purchased may adversely and permanently affect such company. If the proceeding results in liquidation, the liquidation value of the company may have deteriorated significantly from what the Fund believed to be the case at the time of the Fund’s initial investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until a plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, the Fund’s influence with respect to the class of securities or other obligations it owns may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial, eroding the value of any recovery by holders of other securities of the bankrupt entity.

A bankruptcy court may also re-characterize the Fund’s debt investment as equity, and subordinate all or a portion of the Fund’s claim to that of other creditors. This could occur even if the Fund’s investment had initially been structured as senior debt.

Hedge Funds and Private Equity Funds. The Fund may invest in private investment funds (which are commonly known as hedge funds or private equity funds) that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the 1940 Act. These funds are not subject to the requirements and protections of the 1940 Act and carry all of the risks associated with Private Investment Funds, as disclosed in the Fund’s Prospectus. In addition, investors should be aware that these funds often engage in leverage, short-selling, arbitrage, hedging, derivatives, and other speculative investment practices that may significantly increase investment loss. These funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance. Certain of these funds charge performance fees that may create an incentive for its manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee. Additionally, these funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

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Investment Companies. The Fund may invest in investment companies, which consist of open-end funds (mutual funds), closed-end funds, and exchange traded funds (also referred to as “Underlying Funds”). The 1940 Act provides that the Fund may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the “5% Limit”), and (3) invest more than 10% of its assets in investment companies overall (the “10% Limit”). The Fund may exceed these statutory limits when permitted by Rule 12d1-4 and other applicable rules under Section 12(d)(1).

Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% percent. An investment company that issues shares to the Fund pursuant to paragraph 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. The Fund (or the Sub-Adviser acting on behalf of the Fund) must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Further, the Fund may rely on Rule 12d1-3, which allows unaffiliated investment companies to exceed the 5% Limitation and the 10% Limitation, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds of funds.

The Fund and any “affiliated persons,” as defined by the 1940 Act, in reliance on Section 12(d)(1)(F) of the 1940 Act may purchase in the aggregate only up to 3% of the total outstanding securities of any Underlying Fund. Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those funds is restricted, and the Sub-Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund in the foregoing manner will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities therefore, will be considered not readily marketable securities.

Emerging Markets Securities. The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

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Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust of the Fund (the “Agreement and Declaration of Trust”) and the By-laws of the Fund (the “By-laws” and, collectively with the Agreement and Declaration of Trust, the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of five individuals, two of whom are not “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, the Sub-Adviser, or Foreside Fund Services, LLC (the “Distributor”), the Fund’s principal underwriter (the “Independent Trustees”). Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund’s legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents, the Board shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Financial Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Board, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his own bad faith, willful misfeasance, gross negligence or reckless disregard of his duties.

Board Leadership Structure

The Trust is led by John L. Sabre, who has served as the Chairman of the Board since October 10, 2018 and is also an interested Trustee. Additionally, under certain 1940 Act governance guidelines that apply to the Fund, the Independent Trustees will meet in executive session, at least quarterly. Under the Governing Documents, the Chairman of the Board is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for Board meetings and (ii) providing information to the Board in advance of each Board meeting and between Board meetings. The Trust believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.

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Board Risk Oversight

The Board maintains a standing independent Audit Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial risk and reporting within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Fund believes that each Trustee is competent to serve because of his individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

John L. Sabre is a founder of the Adviser. He has served as a Portfolio Manager of the Fund since it commenced operations. Mr. Sabre also served as the Chairman and Chief Executive Officer of Elevation Point, LLC (fka Mount Yale Capital Group, LLC) (an affiliate of the Adviser) from2003-2025. Prior to 2003, Mr. Sabre was a Senior Managing Director at Bear Stearns & Co. and Head of the Mezzanine Capital Group. Mr. Sabre previously served as President of First Dominion Capital, which managed $3.0 billion of assets and is now owned by Credit Suisse First Boston. Prior to his position at First Dominion Capital, Mr. Sabre was a Managing Director and founding partner of Indosuez Capital, the merchant banking division of Credit Agricole Indosuez. Mr. Sabre also was employed in the investment banking groups of Credit Suisse First Boston and Drexel Burnham Lambert. Mr. Sabre holds a B.S. degree from the Carlson School at the University of Minnesota and an M.B.A. degree from The Wharton School at the University of Pennsylvania.

Laurence E. Penn is a Vice Chairman and the Chief Operating Officer of the Sub-Adviser (together with its affiliated investment management entities, “Ellington”), where he helps oversee many functions of the firm. In Ellington’s earlier years, Mr. Penn was the senior portfolio manager primarily responsible for investments in agency RMBS. Prior to joining Ellington in 1995 shortly after its inception, Mr. Penn was at Lehman Brothers where he was a Managing Director and co-head of CMO origination and trading, and where he specialized in the trading of CMO derivatives. Prior to trading CMOs and CMO derivatives, Mr. Penn was in charge of Lehman Brothers’ structured transaction modeling group from 1987 to 1990, where he was responsible for the structuring, modeling and computer system design for MBS and ABS, and where he was the co-creator (with Jonathan Amsterdam) of “BondTalk,” the first high-level programming language specifically designed to model CMOs. Mr. Penn began his career at Lehman Brothers in 1984, after receiving a Master of Advanced Study in Mathematics from Cambridge University, where he studied as both a National Science Foundation and Winston Churchill Scholar. Mr. Penn graduated summa cum laude, Phi Beta Kappa with a B.A. in Mathematics from Harvard University in 1983. He was one of five winners nationwide in the 1980 Putnam collegiate mathematics problem solving competition, and represented the United States in the 21st International Mathematics Olympiad held in London, England.

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Jeffrey Peter Greiner has served as a Managing Partner and Co-Founder of Northern Pacific Group since 2012 where he focuses on growth equity investments in the Technology and Business Services Sectors. He previously served as Senior Advisor/Operating Partner of Norwest Equity Partners from 2007 to 2012, focusing on Technology, along with Business and Financial Services investments for the leading private equity/growth equity firm in the Midwest. He was responsible for sourcing proprietary transactions and successfully driving portfolio company businesses development and growth including exits. Mr. Greiner has a Master of Business Administration from The Wharton School, University of Pennsylvania, and a Bachelor of Science, Economics from Southern Methodist University. Mr. Greiner is the Chair of the Audit Committee.

Richard P. Imperiale is President and founder of the Uniplan Companies, a Milwaukee, Wisconsin based investment advisory holding company that, together with its affiliates, manages and advises over $2.2 billion in client accounts. Uniplan, Inc. was founded by Mr. Imperiale in 1984 and specializes in managing equity-income, REIT and micro-cap specialty portfolios for clients. Mr. Imperiale started his career as a credit analyst for the First Wisconsin National Bank (now U.S. Bank). In 1983, Mr. Imperiale joined B.C. Ziegler & Company, a Midwest regional brokerage firm where he was instrumental in the development of portfolio strategies for one of the first hedged municipal bond mutual funds in the country. Mr. Imperiale has an established track record and experience as effective independent director in the REIT space having been on the boards of several public and private REITs; He currently sits on the board of Retail Properties of America (RPAI), and Reven Housing Trust (REVN). Mr. Imperiale is widely quoted in local and national media on matters pertaining to investments and has authored several books on investing, including “Real Estate Investment Trusts: New Strategies for Portfolio Management”, published by John Wiley & Sons, 2002. In 2013 Mr. Imperiale was recognized by NACD as a Board Leadership Fellow. Mr. Imperiale attended Marquette University Business School where he received a B.S. in Finance.

William J. Peichel is the Principal at DesignIntelligence and Managing Partner of DI Capital Advisors, national architecture firms where he advises on strategy, financial operations and corporate governance. Mr. Peichel began his career at Arthur Andersen as a certified public accountant and has served as chief financial officer for Exigen, LTD, a venture capital backed technology company, and ExceleraRX, a hospital-backed specialty pharmacy. Mr. Peichel also has experience in private equity managing direct investments and leveraging public company valuations and financial statement analysis to apply to private company valuations and investments. Mr. Peichel holds a B.S. in Finance and Accounting.

The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications, but that the collective experience of each Trustee makes him highly qualified.

Following is a list of the Trustees and executive officers of the Fund and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is c/o Princeton Fund Advisors, LLC, 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN, 55437.

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Independent Trustees

Name, Address and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships held by Trustee During the Past Five Years
Jeffrey P. Greiner Born: 1958 Trustee and Chairman of the Audit Committee	Trustee Term — Indefinite, Length – Since 2018.	Co-Founder and Managing Partner, Northern Pacific Group (2012 - Present).	2	YMCA of the Greater Twin Cities (2000 - Present); Greenlight Fund Twin Cities (2020 – Present); Raise A Hood (2020 – Present) (auto repair) Greater Twin Cities; Boy Scouts of America (2013 - 2024); Princeton Everest Fund (2014 – Present); Delaget (2014-Present); Outsell (2015-2024);; The Cathedral Church of St. Mark Foundation (2008-2024); The Minnesota Orchestra (2002-2024).
Richard P. Imperiale Born: 1960	Trustee Term — Indefinite, Length – Since 2018.	Chairman and Chief Investment Officer, Uniplan Investment Counsel, Inc. (1984 – Present).	1	Retail Properties of America (RPAI - NYSE) (2011 – Present); Reven Housing (REVN - NYSE) (2017 – Present).
William J. Peichel	Trustee Term — Indefinite, Length – Since 2023.	Senior Business Consultant, Design Intelligence (since 2021); Business Development, Mount Yale Administrative Services (2019 to 2021)	2	Princeton Everest Fund (2023-Present)

*	The term of office for each Trustee listed above will continue indefinitely.

**	The “Fund Complex” consists of the Fund and Princeton Everest Fund (“PEF”).

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Interested Trustees and Officers

Name, Address and Date of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee**	Other Directorships held by Trustee During the Past Five Years
John L. Sabre Born: 1957	Trustee, President Term — Indefinite, Length – Since 2018.	Chairman and CEO, Elevation Point LLC (2003-2025); Founder, Princeton Fund Advisors, LLC (2011- Present).	2	Princeton Everest Fund (2014 – Present).
Laurence E. Penn Born: 1962	Trustee, Term – Indefinite, Length – Since 2018.	Vice Chairman, Ellington Management Group, LLC and its affiliates (1995— Present); CEO and Director, Ellington Financial Inc. (2007 – Present); CEO and Trustee, Ellington Credit Company (2012 – Present)	1	Ellington Financial Inc. (NYSE: EFC) (2010 – Present); Ellington Credit Company (NYSE: EARN) (2013 – Present).
Michael J. Sabre Born: 1959	Treasurer Term — 1 year Term	Chief Operations Officer and Chief Compliance Officer, Elevation Point, LLC (2003 - Present).	N/A	N/A
Emile R. Molineaux Born: 1962	Chief Compliance Officer, Term – Indefinite, Length – Since 2018.	Senior Compliance Officer of Northern Lights Compliance Services, LLC (2011-Present) and named CCO for seven different NLCS clients (2011 - Present).	N/A	N/A

*	The term of office for each Trustee above will continue indefinitely.

**	The “Fund Complex” consists of the Fund and Princeton Everest Fund (“PEF”).

Board Committees

Audit Committee

The Board has an Audit Committee that consists of two Trustees, each of whom is not an “interested person” of the Fund within the meaning of the 1940 Act. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended December 31, 2025, the Audit Committee met twice.

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Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2025:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
John L. Sabre	Over $100,000	Over $100,000
Laurence E. Penn	$0	$0
Richard P. Imperiale	$0	$0
Jeffrey P. Greiner	$0	$0
William J. Peichel	$0	$0

Compensation

Each Trustee who is not affiliated with the Fund or Adviser will receive an annual retainer of $20,000, and reimbursement for any reasonable expenses incurred attending such meetings. None of the executive officers receive compensation from the Fund.

The table below details the amount of compensation the Trustees received from the Fund during the fiscal year ended December 31, 2025. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
John L. Sabre	-	-	-	-
Laurence E. Penn	-	-	-	-
Richard P. Imperiale	$20,000	$0	$0	$20,000
Jeffrey P. Greiner	$20,000	$0	$0	$20,000
William J. Peichel	$20,000	$0	$0	$20,000

CODES OF ETHICS

Each of the Fund, the Adviser, the Sub-Adviser and the Distributor have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes apply to the Fund and permit Access Persons to, subject to certain restrictions, invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

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PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Sub-Adviser, subject to the Board’s continuing oversight. The Policies require that the Sub-Adviser elect to vote or not to vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Sub-Adviser to present to the Board, at least annually, the Sub-Adviser’s Proxy Policies and a record of each proxy voted or not voted by the Sub-Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Sub-Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Sub-Adviser, any affiliated person(s) of the Sub-Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Sub-Adviser will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Sub-Adviser will abstain from voting. A copy of the Sub-Adviser’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling the Fund toll-free at (855) 897-5390; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at (855) 897-5390 and will be sent within three business days of receipt of a request.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

Founded in 2011, Princeton Fund Advisors, LLC, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Under the control of Greg D. Anderson, Jim Dickson, John L. Sabre and Bradford Smithy, the Adviser is an independent investment advisory firm specializing in the management of a variety of types of investment funds. As of February 28, 2026, the Adviser had approximately $808.5 million in assets under management. The Adviser is a subsidiary of Elevation Point, LLC (f/k/a Mount Yale Capital Group, LLC) (“Elevation Point”), a Delaware limited liability company also controlled by John L. Sabre and Greg D. Anderson. Elevation Point, through its other affiliated adviser, had approximately $10 billion in assets under management as of February 28, 2026, excluding assets managed by the Adviser.

The Adviser serves as investment Adviser to the Fund pursuant to a management agreement between the Fund and the Adviser (the “Management Agreement”). The Management Agreement has an initial two-year term and is subject to annual renewal thereafter by the Board. Subject to the authority of the Board, the Adviser is responsible for management of the Fund’s investment portfolio directly and through a Sub-Adviser. The Adviser is responsible for selecting appropriate investment strategies, managing the Sub-Adviser, and assuring that investments are made according to the Fund’s investment objective, policies and restrictions. Additionally, the Adviser is responsible for conducting initial and ongoing independent evaluation of the Sub-Adviser. A discussion of the basis for the Board’s renewal of the Management Agreement is set forth in the Fund’s December 31, 2025 annual report to shareholders.

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The offices of the Adviser are located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, and its telephone number is (855) 897-5390. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, or the offices of U.S. Bancorp Fund Services, LLC doing business as U.S. Bancorp Global Fund Services, LLC at 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Pursuant to the Management Agreement, the Adviser is entitled to receive, on a monthly basis, an annual management fee from the Fund equal to 1.85% of the Fund’s average daily net assets (the “Management Fee”). The Adviser pays the Sub-Adviser out of the fee it receives from the Fund. For the fiscal year ended December 31, 2023, the Adviser earned $498,842 of which $724,743 were waived and/or reimbursed. For the fiscal year ended December 31, 2024, the Adviser earned $553,476 in management fees, and waived fees or reimbursed expenses of $609,308. For the fiscal year ended December 31, 2025, the Adviser earned $695,365 in management fees, and waived fees or reimbursed expenses of $637,434.

Fund Expenses

Pursuant to the Management Agreement, the Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund but excluding any expenses of the Sub-Adviser that are payable by the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is an affiliate of the Adviser.

The Fund is obligated to pay expenses of services provided by service providers that have agreements with the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) the Fund’s allocated portion of the following expenses incurred by the Sub-Adviser in connection with the services provided to the Fund pursuant to the sub-advisory agreement: (a) investment and investment-related expenses paid to third parties in connection with identifying, sourcing, evaluating, valuing, structuring (including, without limitation, tax and legal structuring) researching, conducting diligence on, monitoring, servicing, maintaining, acquiring, selling disposing of, or restricting investments (and potential investments), which shall include investment-related litigation expenses, investment-related travel expenses, the allocated portion of the expense of internal legal counsel of the Adviser or a sub-adviser, and research and research-related expenses, including the allocated costs of financial and research databases, market, news and other data services (such as Bloomberg), surveys, licenses, subscriptions and publications; and (b) any legal or other expenses paid to third parties by the Adviser or a sub-adviser in connection with the foregoing, or in connection with the organization of the Fund, (vii) printing costs, (viii) membership fees in trade association, (ix) fidelity bond coverage for the Fund’s officers and Board, (x) errors and omissions insurance for the Fund’s officers and Board, (xi) brokerage costs, (xii) taxes, (xiii) costs associated with the Fund’s quarterly repurchase offers, (xiv) servicing fees and (xv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund are recorded as a reduction of capital of the Fund attributable to the shares. The Fund also pays costs associated with securities, commodities and other investments (including all brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short) purchased for the Fund and any losses incurred in connection therewith, expenses of financing, holding or carrying Assets and other investment positions, including, without limitation, expenses of dividends on stock borrowed to cover a short sale and interest, fees or other charges incurred in connection with leverage and related borrowings with respect to the Fund’s assets, organizational and offering expenses (which include, but are not limited to, out-of-pocket expenses, but not overhead or employee costs of any sub-adviser); freight and other charges in connection with the shipment of the Fund’s portfolio securities; salaries of shareholder relations personnel (subject to any limitations under the 1940 Act or exemptive relief therefrom).

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The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least April 30, 2027, to waive its management fees and to pay or absorb the ordinary operating expenses of the Fund (excluding (i) interest expenses, and any fees and expenses incurred in connection with credit facilities, if any, obtained by the Fund; (ii) transaction costs and other expenses incurred in connection with the acquisition, financing, maintenance, and disposition of the Fund’s investments and prospective investments, including without limitation bank and custody fees, brokerage commissions, legal, data, consulting and due diligence costs, servicing and property management costs; (iii) acquired fund fees and expenses; (iv) taxes; and (v) extraordinary expenses) to the extent that its management fees plus applicable distribution and shareholder servicing fees and the Fund’s ordinary operating expenses would otherwise exceed, on a year-to-date basis, 2.85%, 3.60%, and 2.60% per annum of the Fund’s average daily net assets attributable to Class A, Class C, and Class I shares, respectively. “Extraordinary expenses” are expenses incurred outside of the ordinary course of business, including, without limitation, litigation or indemnification expenses, excise taxes, and costs incurred in connection with holding and/or soliciting proxies for a meeting of investors. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board, on 60 days written notice to the Adviser. The Adviser may waive or reimburse additional fees of the Fund in its discretion.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if (after taking the repayment into account) the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver and at the time of the reimbursement payment.

The Sub-Adviser

Ellington Global Asset Management, LLC, located at 53 Forest Avenue, Suite 301, Old Greenwich, CT 06870, serves as the Fund’s investment sub-adviser pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”). The Sub-Advisory Agreement had an initial two-year term and is subject to annual renewal thereafter by the Board. The Sub-Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Sub-Adviser is a Delaware limited liability company formed for the purpose of providing investment management services to pooled investment vehicles and institutional managed accounts, such as the Fund. The Sub-Adviser is ultimately controlled by Michael Vranos. As of February 28, 2026, Ellington had approximately $22 billion in assets under management, including approximately $300 million in Ellington-managed CLOs. For these purposes, the Ellington-managed CLO figure represents the aggregate outstanding balance of CLO notes and the market value of CLO equity, excluding any notes or equity held by Ellington-managed funds and accounts. Ellington’s assets under management include uncalled capital commitments, if any. The Sub-Adviser is a division of Ellington, which was formed in 1995. As compensation, the Sub-Adviser is paid 60% of the Net Management Fee (defined below). The “Net Management Fee” is the amount of the Management Fee minus (i) fees and expenses waived or reimbursed pursuant to the Expense Limitation Agreement, and (ii) any other expenses agreed in writing to be shared by the Adviser and the Sub-Adviser. The Sub-Adviser is paid by the Adviser, not the Fund.

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The Sub-Advisory Agreement authorizes the Sub-Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Fund Administrator and Fund Accountant

U.S. Bancorp Fund Services, LLC doing business as U.S. Bancorp Global Fund Services, LLC, with principal offices at 777 East Wisconsin Avenue, Milwaukee, WI 53202, serves as the fund administrator and fund accountant for the Fund. Pursuant to a fund administration agreement and a separate fund accounting agreement, each between U.S. Bancorp Global Fund Services, LLC and the Fund, for services as administrator and fund accountant, the Fund pays U.S. Bancorp Global Fund Services, LLC fees based on the annual net assets of the Fund plus out of pocket expenses as specified in each agreement. For the fiscal year ended December 31, 2023, the Fund paid U.S. Bancorp Global Fund Services, LLC $289,836 for administrative and accounting services. For the fiscal year ended December 31, 2024, the Fund paid U.S. Bancorp Global Fund Services, LLC $249,969 for administrative and accounting services. For the fiscal year ended December 31, 2025, the Fund paid U.S. Bancorp Global Fund Services, LLC $295,071 for administrative and accounting services.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser and the Sub-Adviser have adopted policies and procedures in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Adviser and Sub-Adviser distribute investment opportunities among client accounts in a fair and equitable manner (e.g., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf. With respect to the Sub-Adviser, opportunities are generally allocated on the basis of capital available for such investments and other relevant factors particular to the accounts, including, but not limited to, investment restrictions, tax and U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), considerations and other regulatory considerations, risk parameters, existence of a pre-existing position, desire to avoid creation of odd lot positions, de minimis allocations, and other factors including the appropriate overall composition of each portfolio. The Sub-Adviser may at times allocate opportunities on a preferential basis to funds and accounts that are in a “start-up” or “ramp-up” phase, subject to the Sub-Adviser’s obligation to allocate opportunities in a fair and equitable manner. Certain expenses attributable to the Fund’s investments or shared services may be allocated to the Fund by the Sub-Adviser. The Sub-Adviser is subject to conflicts of interest to the extent that expenses are allocated by the Sub-Adviser to the Fund and other accounts managed by the Sub-Adviser with respect to the same investment or shared service.

The Sub-Adviser and other accounts managed by the Sub-Adviser may have economic interests in or other relationships with issuers (including securitizations) or special purpose vehicles in whose obligations or securities the Fund may invest or in which the Fund may have an economic interest, to the extent permitted by applicable law or exemptive relief from the SEC. Any such persons may make investments in an issuer’s securities that may rank pari passu, senior or junior to an investment by the Fund in such issuer’s securities, and may have rights, preferences or privileges with respect to an issuer that are different from or conflict with those held by the Fund. The partners, security holders, officers, directors, agents or employees of any such persons may also serve on an issuer’s board of directors or otherwise have ongoing relationships. In such cases, to the extent consistent with applicable law, the Sub-Adviser may be required by its fiduciary obligations on behalf of another account to take actions that are not in the best interests of the Fund.

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From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or Sub-Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

The Sub-Adviser may enter into transactions and invest in securities or other instruments on behalf of the Fund in which the Sub-Adviser or its affiliates, acting as principal or as agent for its customers, serves as the counterparty. The Sub-Adviser may also enter into cross transactions where the Sub-Adviser or its affiliates acts as agent on behalf of the Fund and the other party to the transaction to the extent permitted by applicable law. Cross transactions may include trades between funds or accounts advised by the Sub-Adviser or its affiliates. Cross transactions may enable the Sub-Adviser to purchase or sell a block of securities or other instruments for the Fund and possibly avoid commissions, a bid-ask spread, or an unfavorable price movement that may be created through entrance into the market with such purchase or sell order. The Sub-Adviser or its affiliates may have a potentially conflicting division of responsibilities to both parties to a principal or cross transaction. The Fund may provide guarantees or incur indemnification obligations, either individually or jointly and severally with other accounts managed by the Sub-Adviser or its Affiliates, to third parties in connection with the purchase or sale of assets by the Fund. The Fund may also invest jointly with other accounts in a special purpose vehicle advised or controlled by the Sub-Adviser, the Fund, or other accounts. The Fund will only consider engaging in the foregoing transactions or arrangements to the extent permitted by applicable law or exemptive relief from the SEC, including, if required or deemed appropriate by the Sub-Adviser, by making appropriate disclosure and receiving appropriate consent in connection with a principal or cross transaction.

The Fund may buy or sell securities of an issuer that are also bought or sold by the Sub-Adviser or other clients of the Sub-Adviser. In this regard, the Sub-Adviser may give advice and recommend securities, derivatives, and other financial instruments to the Fund which may be identical to or may differ from advice given to or instruments recommended or bought or sold for other clients, even though their investment objectives may be the same or similar. Differing advice may be given to clients pursuing overlapping though differing strategies, for example when one client pursues a sub-set of the sub-strategies pursued for another client, and such differing advice may result in execution of different transactions for such clients, including with respect to the same financial instrument.

The Sub-Adviser, by virtue of the activities of the principals of the Sub-Adviser on behalf of the other accounts or otherwise, may come into possession of material non-public information with respect to an issuer. Should this occur, the Sub-Adviser may be restricted from buying or selling securities of the issuer on behalf of the Fund until such time as the information becomes public or is no longer deemed material. The inability to transact in any security held by the Fund could result in significant losses to the Fund.

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The Adviser and the Sub-Adviser and its members, officers and employees devote to the Fund as much time as the Adviser or Sub-Adviser deems necessary and appropriate to manage the Fund’s business. The Adviser, Sub-Adviser and their respective affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Sub-Adviser and its affiliates. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser’s and/or Sub-Adviser’s officers and employees will not be devoted exclusively to the business of the Fund, but will be allocated between the business of the Fund and other business activities of the Adviser and/or Sub-Adviser and their respective affiliates.

The Sub-Adviser is authorized to combine purchase or sale orders on behalf of the Fund together with orders for the other accounts managed by the Sub-Adviser or its Affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts. Such aggregation of orders may not always be to the benefit of the Fund with regard to the price or quantity executed.

Because the Sub-Adviser may allocate certain investment opportunities to multiple funds and accounts, conflicts may arise when other accounts seek to sell investments when the Fund holds similar or the same investments. For example, other accounts in liquidation or wind-down, or with differing liquidity or redemption terms, may seek to sell commonly held investments before the Fund sells such investments. Sale by such other accounts of the same or similar investments, depending upon the volume of sales and the nature of the market, may affect the market value of investments that continue to be held by the Fund. Subject to internal compliance policies and approval procedures and applicable law, members or employees of the Adviser and Sub-Adviser engage in personal trading of securities and other instruments.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliates’ other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

PORTFOLIO MANAGERS

Michael Vranos

Mr. Vranos founded Ellington in December of 1994. Until December 1994, Mr. Vranos was the Senior Managing Director of Kidder Peabody in charge of RMBS trading. Mr. Vranos began his Wall Street career in 1983, after graduating magna cum laude, Phi Beta Kappa with a Bachelor of Arts in Mathematics from Harvard University.

Mark Tecotzky

Mr. Tecotzky is a Vice Chairman and Co-Head of Credit Strategies. Prior to joining Ellington, Mr. Tecotzky was the senior trader in the mortgage department at Credit Suisse. Prior to joining Credit Suisse, Mr. Tecotzky worked at Kidder Peabody as a Managing Director where he traded agency and credit sensitive pass-throughs and structured CMOs. Mr. Tecotzky holds a B.S. from Yale University, and received a National Science Foundation fellowship to study at MIT.

As of December 31, 2025, the Portfolio Managers owned Fund shares in the following amounts:

Portfolio Managers	Dollar Range of Shares Owned
Michael Vranos	$0
Mark Tecotzky	$0

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As of December 31, 2025, the Portfolio Managers were responsible for the management of the following types of accounts in addition to the Fund:

Michael Vranos

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	23	$4,182	21	#3,691
Other Accounts	6	$2,346	5	$2,193

Mark Tecotzky

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	22	$4,959	17	$3,439
Other Accounts	31	$13,447	4	$1,581

Portfolio Manager Compensation

The portfolio managers receive an annual base salary from Ellington. Each of the portfolio managers is also eligible to receive a bonus, which is generally based on the overall profitability of Ellington.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund currently intends to offer to repurchase at NAV no less than 10% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). While the repurchase amount for each offer is currently anticipated to be 10% of outstanding shares, the Fund is not required to, and in the future the Fund may not, extend repurchase offers in excess of 5% of outstanding shares. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

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Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Deadline (defined below), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Repurchase Offer Policy Summary of Terms

1. The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2. The repurchase offers will be made in March, June, September and December of each year.

3. Repurchase requests must be submitted by the deadline included in the Shareholder Notification (defined below) (the “Repurchase Request Deadline”).

4. The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, while the Repurchase Amount is currently intended to be 10% of Fund shares, there is no guarantee that any particular repurchase offer will be made in amounts in excess of 5% of Fund shares.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

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Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain the following information:

1. A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2. Any fees applicable to such repurchase, if any;

3. The Repurchase Offer Amount;

4. The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5. The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6. The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7. The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8. The circumstances in which the Fund may suspend or postpone a repurchase offer;

9. The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10. The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

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Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1. Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2. Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1. If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Internal Revenue Code;

2. To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3. For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4. For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5. For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

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1. Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2. Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3. Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the Adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1. In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a) The frequency of trades and quotes for the security.

(b) The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c) Dealer undertakings to make a market in the security.

(d) The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e) The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2. If market developments impair the liquidity of a security, the Adviser should review the advisability of retaining the security in the portfolio. The Adviser should report the basis for its determination to retain a security at the next Board meeting.

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3. The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4. These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1. Disclosure of its fundamental policy regarding periodic repurchase offers.

2. Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a) the number of repurchase offers,

(b) the repurchase offer amount and the amount tendered in each repurchase offer,

(c) and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

Involuntary Repurchases. The Fund may, at any time, repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Adviser or the Sub-Adviser may tender for repurchase in connection with any repurchase offer made by the Fund shares that it holds in its capacity as a shareholder.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

DISTRIBUTOR

Foreside Fund Services, 3 Canal Plaza, Suite 100, Portland, ME 04101, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the Distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker-dealers for the sale and distribution of the Fund’s shares. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

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ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Sub-Adviser’s portfolio managers who are employees of the Sub-Adviser. Generally, the Sub-Adviser is authorized by the Trustees to allocate the orders placed by them on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Sub-Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as a Sub-Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Sub-Adviser will take the following into consideration:

●	the best net price available;

●	the reliability, integrity and financial condition of the broker or dealer;

●	the size of and difficulty in executing the order; and

●	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Sub-Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Sub-Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Sub-Adviser exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio manager and its designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

U.S. FEDERAL INCOME TAX MATTERS

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401 (k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes. The following does not address special tax rules applicable to certain types of investors, such as financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities (including S corporations), persons holding shares of the Fund’s common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens, corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

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The Fund intends to elect to be treated and to qualify each year for taxation as a RIC under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. As of December 31, 2025, for federal income tax purposes, there were capital loss carryforwards of $1,313,849. The Code imposes a 4% nondeductible excise tax on RICs, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund generally anticipates meeting these distribution requirements.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

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The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Given the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. The Fund will provide shareholders with a written notice reporting the amount of any capital gain distributions and any other distributions.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The Fund will inform its shareholders that are subject to IRS reporting of the source and tax status of all distributions promptly after the close of each calendar year.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

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The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss. A sale of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the same of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

If Fund shares are repurchased by the Fund, the shareholder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in the shares. Such gain or loss is treated as capital gain or loss if the shares were held as capital assets. Such gain or loss will generally be long-term capital gain or loss if the shareholder held the shares for more than one year, and would be short-term capital gain or loss if the shareholder did not hold the shares for more than one year. However, any loss realized upon the repurchase of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of amounts treated as capital gain dividends during such six-month period. All or part of any loss realized upon a repurchase of shares may be disallowed to the extent such shareholder purchases shares within 30 days before or after such repurchase. Under certain circumstances, if fewer than all of a shareholder’s shares are repurchased, or a shareholder does not tender shares in a repurchase offer, the repurchase may be treated for U.S. federal income tax purposes as a dividend, rather than a sale of the repurchased shares. Prospective shareholders should consult with their own tax advisors regarding the taxation of share repurchases.

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Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether they receive any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

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Foreign Currency Transactions

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt obligations denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Investment in CLOs

Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in CLOs that are PFICs may cause the Fund to be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year (i.e., phantom interest), and the Fund must distribute such income to satisfy the distribution requirements applicable to RICs.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC. The Fund must distribute such income to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the dispositions of CFC stock during that year (i.e., phantom income).

Investments in other RICs

The Fund may invest in BDCs, ETFs mutual funds and other entities that seek to qualify as RICs under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, each of such entities must meet certain source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a RIC, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity’s net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment.

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Phantom Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes and, as described above, the Fund may invest in CLOs that are treated as PFICs or CFCs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

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Absent a specific statutory exemption, dividends other than capital gain dividends paid (or deemed paid) by the Fund to an Investor that is not a “U.S. person” within the meaning of the Code (a “foreign Investor”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a foreign Investor directly, would not be subject to withholding. Distributions properly reported as capital gain dividends generally are not subject to withholding of U.S. federal income tax.

In the case of shares held through an intermediary, the intermediary may have taxes withheld even if a RIC reported all or a portion of a payment as an interest-related or short-term capital gain dividend to investors. Foreign Investors should contact their intermediaries regarding the application of these rules to their accounts.

A foreign Investor is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of Shares of the Fund or on capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct by the foreign Investor of a trade or business within the United States, (ii) in the case of a foreign Investor that is an individual, the Investor is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the capital gain dividend and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) if such rules were applicable to the foreign Investor’s sale of Shares of the Fund or to the capital gain dividend the foreign Investor received.

The Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) makes non-U.S. persons subject to U.S. tax on a disposition of a U.S. real property interest (“USRPI”) as if he or she were a U.S. person. Such gain is sometimes referred to as FIRPTA gain. The Fund may invest in equity securities of corporations that invest in USRPI, including U.S. REITs, which may trigger FIRPTA gain to the Fund’s foreign Investors.

The Code provides a look-through rule for distributions of FIRPTA gain when a RIC is classified as a qualified investment entity. A RIC will be classified as a qualified investment entity if, in general, 50% or more of the RIC’s assets consist of interests in U.S. REITs, USRPIs and other U.S. real property holding corporations (“USRPHC”). If a RIC (i) is a qualified investment entity and (ii) foreign Investors own 50% or more (directly or indirectly) of the RIC stock during the applicable testing period under the Code, then the FIRPTA distribution to the foreign Investor is treated as gain from the disposition of a USRPI, causing the distribution to be subject to U.S. withholding tax at a rate of 35% (unless reduced by future regulations), and requiring the foreign Investor to file a nonresident U.S. income tax return. Also, such gain may be subject to a 30% branch profits tax in the hands of a foreign Investor that is a corporation.

Investors that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (“FBAR”). Investors should consult a tax advisor, and persons investing in the Fund through an intermediary should consult their intermediary, regarding the applicability to them of this reporting requirement.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

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In general, dividends (other than capital gains dividends) to a non-U.S. shareholder (an investor that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, or a foreign estate or trust) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an applicable Internal Revenue Service Form W-8 (or substitute form) certifying its entitlement to benefits under a treaty.

The Fund is required to withhold U.S. tax (at a 30% rate) on payments of dividends and redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund to determine whether withholding is required.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of any class of the Fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of the Fund or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. The name, address, and percentage of ownership of each control person and principal shareholder as of April 21, 2026 was as follows:

Control Person and Principal Shareholder Name and Address	Percentage of Share Class Owned
National Financial Services LLC, 499 Washington Blvd., 4th Fl., Jersey City, NJ 07310-1995 (Class M)	90.11%
LPL Financial LLC, 4707 Executive Dr., San Diego, CA 92121-3091	7.63%
Haidi W Huang & Morris M Chen TR, Haidi W Huang Retirement Trust, U/A 01/01/2011, 18605 E Gale Ave STE 220, City of Industry, CA 91748-1361 (Class A)	100.000%

As of April 1, 2026, the Trustees and officers did not own any shares of the Fund.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

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Administrator, Accounting Agent and Transfer Agent. U.S. Bancorp Fund Services, LLC doing business as U.S. Bancorp Global Fund Services, LLC serves as the administrator, accounting agent and transfer agent of the Fund.

Thompson Hine LLP. Thompson Hine LLP, located at 41 South High Street, Suite 1700, Columbus, Ohio 43215-6101, is counsel to the Fund.

Custodian. U.S. Bank National Association, with principal offices at 800 Nicollet Mall, Minneapolis, MN 55402-7014, serves as custodian for the Fund. Under a Custody Agreement, U.S. Bank National Association holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Independent Registered Public Accounting Firm. RSM US LLP is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements and provides other audit, tax, and related services for the Fund. RSM US LLP is located at 555 17th Street, Suite 1200, Denver, Colorado 80202.

FINANCIAL STATEMENTS

The audited financial statements and related report of RSM US LLP, the Fund’s independent registered public accounting firm, are contained in the Fund’s annual report to shareholders and are hereby incorporated by reference thereto. A copy of the Fund’s annual report may be obtained without charge upon request.

55

APPENDIX A

PROXY VOTING AND CORPORATE ACTIONS

The firm’s policy with respect to voting equity proxies or exercising discretion with respect to fixed income corporate actions is outlined below. In all cases, in circumstances in which we are exercising discretion on behalf of a Client, that discretion is to be exercised in accordance with our good faith assessment of the best interests of the Client in light of the proposed vote or action.

Equity proxies

As a general rule, Ellington votes equity proxies for Clients with respect to which the Firm has determined that the benefit of voting such proxies exceeds the cost of voting them. Factors considered in making this determination can include: i) the strategy of the Client, ii) the amount of equities traded, iii) the holding periods for equities positions, iv) whether equities positions are typically long or short, and v) any other relevant factors.

Equities Clients

Ellington’s policy is to generally presume that voting proxies is a net benefit to Clients who take long equity positions as a material part of their strategy.

Use of third party proxy service

With respect to equities accounts for which Ellington has determined that the benefit of voting proxies outweighs the cost of voting those proxies, the Firm expects to employ a third party proxy voting service. Proxies will be voted by the service in accordance with their then-current guidelines. Though, as discussed below, the Firm may elect not to vote proxies for quantitative equities clients in cases in which the cost of such voting outweighs its benefits, a proxy service may nevertheless be engaged for clients pursuing such strategies in cases in which the terms of the relevant governing documents or agreements require voting of proxies.

Deviation from proxy service guidelines

For Clients for whom proxies are voted, the recommendation of the proxy service may be overridden on a case-by-case basis, provided the portfolio manager for the relevant Client has made a determination that it is in the best interests of the Client to vote contrary to the recommendations of the service. All such votes must be pre-approved by the CCO or his designee.

Quantitative equities Clients

Notwithstanding the presumption in favor of voting proxies for equities funds, the Firm may determine, on a case-by-case basis, that the benefit of voting proxies for a particular strategy or Client is outweighed by the costs. For example, quantitative equities strategies with relatively high turnover and which may take short positions in the same equities in which they have taken long positions within the previous 30 to 60 days, may derive little benefit from the voting of proxies. Determinations not to vote proxies for such accounts will be made by the Compliance Committee upon the recommendation of the relevant portfolio manager, and such determinations will be periodically re-assessed by the Committee. In determining whether to vote proxies for such Clients, the Committee will also consider the disclosure made or to be made to the Client or its investors.

Non-equities Clients

Ellington has made a determination that, with the present exception of equities Clients as discussed above, the holdings of equity securities in accounts managed by Ellington are either non-existent, incidental, or immaterial relative to the overall size and strategies of such Clients, and that the cost of voting proxies for such Clients currently exceeds the expected benefit to those Ellington Clients. Accordingly, Ellington will not under ordinary circumstances vote proxies relating to equity securities held in such Client accounts.

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Discretion to vote equity proxies in accounts not using a proxy service

Notwithstanding a general determination not to vote equity proxies for a particular Client, where the relevant portfolio manager believes that voting a particular proxy is in the interests of a Client, the portfolio manager has the discretion to vote such proxy, provided that it is voted in the best interest of the relevant Client and the vote receives the prior approval of the CCO.

Mitigation of Conflicts of Interest

As discussed above, firm policy it either (i) to make use of a proxy service and require CCO approval of votes deviating from the recommendation of the proxy service, or (ii) to vote without use of proxy service, provided the vote receives prior approval of the CCO. In both cases, the CCO’s review and approval is intended to assist with identification of potential conflicts of interest that may arise in connection with the vote, and to permit the CCO, in consultation with others as appropriate, to recommend additional conflict mitigating measures where appropriate, including, for example, seeking review or approval by a client, fund board, or advisory committee.

Corporate Actions

From time to time the firm receives requests from trustees or issuers for votes or other instructions or actions (together, “Corporate Actions”) with respect to fixed income securities held by our Clients.

Corporate Actions should be forwarded to Legal and Compliance on a timely basis for review.

Review by Legal and Compliance

An attorney in Legal and Compliance will review Corporate Actions, including review of any documents to be executed in connection with the Action and consultation with the relevant Portfolio Manager or trading personnel concerning their assessment of the proposed action and any recommendation they have with respect to it.

In addition, the CCO will conduct a “conflicts check” to assess whether multiple clients may have conflicting financial interests in a proposed Action through short positions or investment in multiple levels of an issuer’s capital structure.

Review by Vice Chairman

After review, Legal and Compliance will forward to Laurence Penn a recommendation with respect to a proposed Corporate Action. Approved recommendations should be forwarded to the appropriate operations personnel to ensure timely response.

Corporate Actions which are solely ministerial or administrative in nature and have no anticipated substantive economic effects on the issuer or its security-holders may be reviewed solely by Legal and Compliance and need not be submitted to the Vice Chairman for prior review.

Corporate Actions and ERISA Clients

Corporate Actions in which the interests of any Ellington Client deemed an ERISA benefit plan or “look-through” benefit plan conflict with those of another Ellington Client may, depending upon the facts and circumstances, be reviewed by an outside or “third-party fiduciary” who is engaged to act on behalf of one or more Ellington Clients. The CCO will refer potential conflicts involving ERISA Clients to the Compliance Committee for prior review. The Committee will make a recommendation to the Executive Committee with respect to whether a third-party fiduciary should be engaged in such circumstances.

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PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1.

Financial Statements:

Part A: The financial highlights of the Registrant for the fiscal year ended December 31, 2025 is included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended December 31, 2025 filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2.	Exhibits:

	(a)	(1) Certificate of Trust[1]

(2) Agreement and Declaration of Trust[2]

	(b)	Amended and Restated Bylaws[5]

	(c)	Not Applicable.

(d)

Instruments Defining Rights of Security Holders.

(i) See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust.

(ii) See also, Article 12, “Shareholders” of the Registrant’s Amended and Restated Bylaws[5].

	(e)	Not Applicable.

	(f)	Not Applicable.

	(g)	(1) Management Agreement between the Registrant and Princeton Fund Advisors, LLC (the “Adviser”)[7]

(2) Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser[8]

(3) Sub-Advisory Agreement between the Adviser and Ellington Global Asset Management, LLC (the “Sub-Adviser”)[7]

(h)	(1) Distribution Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”)[4]

(2) Multiple Class Plan[4]

(3) Shareholder Service Plan for Class A Shares[4]

(4) Distribution and Service Plan for Class C Shares[4]

(i)	Not Applicable.

(j)	Custody Agreement between the Registrant and U.S. Bank National Association[4]

(k)	(1) Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bancorp Global Fund Services (“U.S. Bancorp”)[4]

(2) Fund Administration Servicing Agreement between the Registrant and U.S. Bancorp[4]

(3) Transfer Agent Servicing Agreement between the Registrant and U.S. Bancorp[4]

(4) Northern Lights Compliance Services, LLC Consulting Agreement[4]

(l)	(1) Legal Opinion and Consent of Thompson Hine, LLP[3]

(2) Consent of Thompson Hine, LLP[7]

(m)	Not Applicable.

(n)	Consent of RSM US LLP[7]

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Not Applicable.

(r)	(1) Code of Ethics of the Registrant[1]

(2) Code of Ethics of the Adviser[1]

(3) Code of Ethics of the Sub-Adviser[1]

[1]	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, File No. 811-23389 (filed on October 18, 2018) and incorporated by reference herein.

[2]	Included as Appendix A to the Registrant’s Confidential Private Placement Memorandum (the “Confidential Memorandum”) filed with the Registrant’s Registration Statement on Form N-2, File No. 811-23389 (filed on October 18, 2018) and incorporated by reference herein.

[3]	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, File No. 811-23389 (filed on April 17, 2019) and incorporated by reference herein.

[4]	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, File No. 811-23389 (filed on April 29, 2020) and incorporated by reference herein.

[5]	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, File No. 811-23389 (filed on April 28, 2023) and incorporated by reference herein.

[6]	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2, File No. 811-23389 (filed on April 29, 2024) and incorporated by reference herein.

[7]	Filed herewith.

[8]	To be filed by subsequent amendment.

Item 26.	Marketing Arrangements: Not Applicable

Item 27.	Other Expenses of Issuance and Distribution: Not Applicable.

Item 28.	Persons Controlled by or Under Common Control with Registrant: Not Applicable.

Item 29.	Number of Holders of Securities as of April 21, 2026:

Title of Class	Number of Record Holders
Class A Shares	23,292
Class I Shares	4,152,931

Item 30.	Indemnification:

Reference is made to Article VIII, Section 2 of the Registrant’s Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”), included as Appendix A to the Confidential Memorandum, and to Paragraph 9 of the Registrant’s Management Agreement (the “Management Agreement”), filed as Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 filed on April 29, 2020. The Registrant hereby undertakes that it will apply the indemnification and limitation of liability provisions of the Agreement and Declaration of Trust and the Management Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.	Business and Other Connections of the Investment Advisers:

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser and Sub-Adviser of the Registrant, and each member, director, executive officer, or partner of the Adviser and Sub-Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Prospectus and Statement of Additional Information included in this Registration Statement in the sections entitled “Management of the Fund.” Information as to the members and officers of each of the Adviser and Sub-Adviser is included in their respective Forms ADV as filed with the SEC (File Nos. 801-72525 and 801- 67147), and are incorporated herein by reference. In addition, John Geanakoplos, a partner and managing director of the Sub-Adviser and its affiliates, is the James Tobin Professor of Economics and Director of the Cowles Foundation for Research in Economics at Yale University, where he has been a professor since 1986.

Item 32.	Location of Accounts and Records:

U.S. Bancorp (the “Administrator”), the Registrant’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 615 East Michigan Street, Milwaukee, WI 53202. The Adviser of the Registrant also maintains certain books and records related to the Registrant at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437.

Item 33.	Management Services: Not Applicable.

Item 34.	Undertakings: Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 486(b) under the Securities Act, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis State of Minnesota on the 30th day of April, 2026.

ELLINGTON INCOME OPPORTUNITIES FUND
(Registrant)

By:	/s/ John L. Sabre
John L. Sabre
President (Principal Executive Officer),
Trustee and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Jeffrey P. Greiner*	Trustee	April 30, 2026
Jeffrey P. Greiner

/s/ Richard P. Imperiale*	Trustee	April 30, 2026
Richard P. Imperiale

/s/ William Peichel*	Trustee	April 30, 2026
William Peichel

/s/ Laurence E. Penn*	Trustee	April 30, 2026
Laurence E. Penn

/s/ John L. Sabre	President (Principal Executive Officer), Trustee and Chairman	April 30, 2026
John L. Sabre

/s/ Michael Sabre	Treasurer (Principal Financial and Accounting Officer)	April 30, 2026
Michael Sabre

*By: /s/ John L. Sabre
Name: John L. Sabre
*Attorney-in-Fact pursuant to Powers of Attorney.

EXHIBIT INDEX

(g)(1)	Management Agreement between the Registrant and Princeton Fund Advisors, LLC
(g)(3)	Sub-Advisory Agreement between Princeton Fund Advisors, LLC and Ellington Global Asset Management LLC
(l)(2)	Consent of Thompson Hine LLP
(n)	Consent of RSM US LLP